Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

FORMA THERAPEUTICS HOLDINGS, INC.

at

$20.00 Net Per Share in Cash

by

NNUS NEW DEV, INC.

an indirect wholly owned subsidiary of

NOVO NORDISK A/S

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER

11:59 P.M., NEW YORK CITY TIME, ON OCTOBER 13, 2022

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

NNUS New Dev, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of voting common stock and non-voting common stock, par value $0.001 per share (the voting common stock and non-voting common stock collectively, the “Shares”), of Forma Therapeutics Holdings Inc., a Delaware corporation (the “Company”), at a price per Share of $20.00, net to the holder in cash (the “Offer Price”), without interest, and subject to any withholding of taxes, upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is an indirect wholly owned subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Parent”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of August 31, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, without a vote of the Company’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and an indirect wholly owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger, all then outstanding Shares (other than (i) Shares held by the Company (or held in the treasury of the Company), (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and the Company and (iii) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and have neither withdrawn nor lost such rights as of the effective time of the Merger), will be converted into the right to receive consideration equal to the Offer Price, net to the holder in cash, without interest and subject to any applicable withholding of taxes.

After careful consideration, the board of directors of the Company (the “Company Board”) has unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (iii) resolved that the Merger Agreement and the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer (the preceding clauses (i) through (iv), the “Company Board Recommendation”).

There is no financing condition to the Offer. The Offer is subject to certain conditions. See Section 13—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 5 through 11 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

September 15, 2022

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should (i) if you hold your Shares directly as the registered owner, complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A. (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the expiration of the Offer, or (ii) if you hold your Shares in street name, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you prior to the expiration of the Offer. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary.

* * *

Questions and requests for assistance may be directed to D.F. King and Co., Inc. (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making any decision with respect to the Offer.

iv

SUMMARY TERM SHEET

NNUS New Dev, Inc., a recently formed Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Parent”), is offering to purchase all outstanding shares of voting common stock and non-voting common stock, par value $0.001 per share (the voting common stock and non-voting common stock collectively, the “Shares”), of Forma Therapeutics Holdings, Inc., a Delaware corporation (the “Company”), at a price per Share of $20.00, net to the holder in cash (the “Offer Price”), without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This Summary Term Sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the related Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) at its address and telephone numbers, as set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser or Parent, as the context requires.

WHO IS OFFERING TO BUY MY SECURITIES?

•

Purchaser is offering to buy your securities. Purchaser has been organized in connection with this Offer and has not carried on any activities other than entering into the Agreement and Plan of Merger, dated as of August 31, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, and activities relating to, or in connection with, the Offer. See Section 9—“Certain Information Concerning Parent and Purchaser.”

•

Parent is a global healthcare company and a world leader in diabetes care. Parent has one of the broadest diabetes product portfolios in the industry. In addition, Parent also has a leading position within haemophilia and growth hormone therapy. See Section 9—“Certain Information Concerning Parent and Purchaser.”

•

Parent has agreed pursuant to the Merger Agreement to cause Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the related Letter of Transmittal, accept and pay for shares tendered and not validly withdrawn in the Offer.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

•	Purchaser is seeking to purchase all of the outstanding Shares of the Company. See the Introduction and Section 1—“Terms of the Offer.”

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

•

Purchaser is offering to pay $20.00 per Share, net to you in cash, without interest, subject to any applicable withholding of taxes upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal.

•

If your Shares are registered in your name and you tender your Shares, you will not be obligated to pay brokerage fees or commissions or similar expenses. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

WHY IS PURCHASER MAKING THE OFFER?

•

Purchaser is making the Offer because Purchaser and Parent wish to acquire the Company. See Section 1—“Terms of the Offer” and Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among others, the following conditions:

•

there shall have been validly tendered (and not validly withdrawn prior to the Expiration Date (as defined below)) Shares that, considered together with all other Shares beneficially owned by Parent and its controlled affiliates, represent one more Share than 50% of the sum of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

•

the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) shall have expired or been terminated (the “HSR Condition”);

•

there shall not have been enacted, issued, promulgated, enforced or entered any writ, judgment, injunction, consent, order or decree (“Order”) or statute, law (including common law), regulation, rule, ordinance or code issued, enacted, adopted, promulgated, implemented or otherwise put into effect (“Law”) by or under the authority of applicable federal, domestic, territorial, state or local governmental authority (including any government and any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature (“Governmental Entity”) of competent and applicable jurisdiction, that is in effect and restrains, enjoins or otherwise prohibits or makes illegal consummation of the Offer or the Merger (the “Governmental Impediment Condition”);

•	since the date of the Merger Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect (as defined below); and

•	the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

•

Purchaser reserves the right to waive certain of the conditions to the Offer in its sole discretion to the extent permitted by law; provided that Parent and Purchaser may not waive the Termination Condition and without the consent of the Company, the Minimum Condition.

•

The Offer is subject to other conditions in addition to those set forth above. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1—“Terms of the Offer” and Section 13—“Conditions of the Offer.”

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•

Yes. The Company, Parent and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENTS IN THE OFFER?

•

Yes. Parent is a publicly traded company with an equity market capitalization of approximately $240 billion (based upon the closing price of Parent shares on the New York Stock Exchange on September 14, 2022). Parent and Purchaser estimate that the total amount of funds required to consummate the Merger (including payments for options, restricted stock units, restricted stock awards and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $1.06 billion.

•

Parent expects to contribute or otherwise advance funds to enable Purchaser to consummate the Offer. Parent expects to have sufficient funds on hand at the expiration of the Offer to consummate the Merger (including payments for options, restricted stock units, restricted stock awards and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement. The Offer is not conditioned upon any financing arrangements. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 12—“Source and Amount of Funds.”

SHOULD PURCHASER’S FINANCIAL CONDITION BE RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•

No. We believe our financial condition is not material to your decision whether to tender your Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) Parent expects to have sufficient funds on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer and (iv) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger and Parent expects to have sufficient funds on hand to consummate the Merger. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 12—“Source and Amount of Funds.”

•

Purchaser has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. Because the form of payment consists solely of cash that will be provided to Purchaser by Parent and because of the lack of any relevant historical information concerning Purchaser, our financial condition is not relevant to your decision to tender in the Offer. See Section 12—“Source and Amount of Funds.”

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•

You will have until October 13, 2022 to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration date of the Offer as so extended. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Tendering Shares.”

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement:

•

if, as of the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any conditions set forth on Annex I of the Merger Agreement (the “Offer Conditions”) have not been satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser in its discretion, may, (or if requested by the Company, Purchaser shall), extend the Offer for additional periods of up to ten business days (or such longer period as agreed upon by the Parent and Company) per extension, to permit such Offer Conditions to be satisfied; and

•

Purchaser has agreed to extend the Offer from time to time for any period required by any legal requirement, any interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer.

See Section 13—“Conditions of the Offer.”

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•

If Purchaser extends the Offer, we will inform Computershare Trust Company, N.A., the Depositary for this Offer (the “Depositary”), of that fact and will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1—“Terms of the Offer.”

HOW DO I TENDER MY SHARES?

•

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry set forth in Section 3—“Procedures for Tendering Shares,” not later than the expiration of the Offer. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary. See Section 3—“Procedures for Tendering Shares.” The Letter of Transmittal is enclosed with this Offer to Purchase. See Section 3—“Procedures for Tendering Shares.” The Letter of Transmittal is enclosed with this Offer to Purchase.

•

If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

•

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3—“Procedures for Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See also Section 2—“Acceptance for Payment and Payment for Shares.”

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

You may withdraw previously tendered Shares any time prior to one minute after 11:59 p.m., New York City time, on October 13, 2022 (the “Expiration Date”) unless Purchaser extends the Offer. See Section 4—“Withdrawal Rights.” In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after November 14, 2022, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. See Section 4—“Withdrawal Rights.”

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

WHAT DOES THE COMPANY’S BOARD OF DIRECTORS THINK OF THE OFFER?

•

The Company’s board of directors has unanimously recommended that you accept the Offer. The Company’s full statement on the Offer is set forth in its Schedule 14D-9, which it has filed with the SEC concurrently with the filing of our Schedule TO dated September 15, 2022. See also the Introduction.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•

If we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure the adoption of the Merger Agreement without any vote of the Company’s stockholders under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) to complete the Merger. If the Merger occurs, the Company will become a wholly owned subsidiary of Parent and each issued and then outstanding Share (other than (i) Shares held in the treasury of the Company, (ii) Shares held by Parent, any subsidiary of Parent (excluding Purchaser), any subsidiary of the Company or Purchaser, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares and, as of the effective time of the Merger, has neither effectively withdrawn nor lost his or her rights to such appraisal and payment under the DGCL), will be canceled and converted automatically into the right to receive $20.00 per Share, in cash, without interest, and subject to any applicable withholding of taxes. See the Introduction.

•

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. As required by Section 251(h) of the DGCL, the Merger Agreement provides that the Merger shall be effected as soon as practicable following the consummation of the Offer. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

IF THE OFFER IS COMPLETED, WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

•

No. Immediately following consummation of the Offer and satisfaction or waiver (to the extent permitted by applicable legal requirements) of the limited conditions to the Merger, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be an indirect wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Subject to limited conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur. Following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•

On August 31, 2022, the last full trading day before we announced our intention to make an Offer for all of the outstanding Shares, the last reported closing price per Share reported on Nasdaq was $13.40. See Section 6—“Price Range of Shares; Dividends.”

•

On September 14, 2022, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on Nasdaq was $19.90. See Section 6—“Price Range of Shares; Dividends.”

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•

If the conditions to the Offer as set forth in the Introduction and Section 13—“Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you a dollar amount equal to the number of Shares you tendered multiplied by $20.00 in cash, without interest, and subject to any applicable withholding of taxes, promptly following the time at which Purchaser accepts for payment Shares tendered in the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

HOW WILL MY OUTSTANDING EQUITY AWARDS BE TREATED IN THE OFFER AND THE MERGER?

•

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, (i) each option to purchase Shares granted pursuant to a Company equity plan (other than the Company’s 2020 Employee Stock Purchase Plan) (each a “Company Option”), whether vested or unvested, that is then outstanding and unexercised will be cancelled and converted into the right to receive, for each Share underlying such Company Option, without interest and subject to any applicable withholding of taxes, a cash payment equal to the excess, if any, of the Offer Price over the per Share exercise price of such Company Option, (ii) each restricted stock unit granted pursuant to a Company equity plan (each a “Company RSU”), whether vested or unvested, that is then outstanding will be cancelled and converted into the right to receive, for each Share underlying such Company RSU, without interest and subject to any applicable withholding of taxes, a cash payment equal to the Offer Price and (iii) each award of Shares granted pursuant to a Company equity plan that is subject to a risk of forfeiture or repurchase by the Company (each a “Company Restricted Stock Award”), whether vested or unvested, that is then outstanding will be cancelled and converted into the right to receive, for each Share underlying such Company Restricted Stock Award, without interest and subject to any applicable withholding of taxes, a cash payment equal to the Offer Price. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

WHAT ARE THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF TENDERING MY SHARES IN THE OFFER OR HAVING MY SHARES EXCHANGED FOR CASH PURSUANT TO THE MERGER?

•

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. We urge you to consult your tax advisor as to the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-U.S. income and other tax laws). See Section 5—“Certain U.S. Federal Income Tax Considerations of the Offer and the Merger” for a more detailed discussion of certain U.S. federal income tax consequences of the Offer and the Merger.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

•

No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who; (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

•

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any available appraisal rights, and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL a copy of which is included as Annex II to the Company’s Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder. See Section 15—“Certain Legal Matters; Regulatory Approvals.”

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call D.F. King and Co., Inc., the Information Agent, toll-free at (866) 620-2535. See the back cover of this Offer to Purchase.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

To All Holders of Shares of

FORMA THERAPEUTICS HOLDINGS, INC.

INTRODUCTION

NNUS New Dev, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of voting common stock and non-voting common stock, par value $0.001 per share (the voting common stock and non-voting common stock collectively, the “Shares”), of Forma Therapeutics Holdings Inc., a Delaware corporation (“Company”), at a price per Share of $20.00, net to the holder in cash (the “Offer Price”), without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is an indirect wholly owned subsidiary of Novo Nordisk A/S, a Danish aktieselskab (“Parent”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of August 31, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and an indirect wholly owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”).

If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with such institution as to whether they charge any service fees or commissions.

In addition, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, or otherwise establish an exemption, you may be subject to U.S. federal backup withholding (at a rate currently equal to 24%) on the gross proceeds payable to you pursuant to the Offer or the Merger. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS. All stockholders should review the discussion in Section 3—“Procedures for Tendering Shares” and Section 5—“Certain U.S. Federal Income Tax Considerations of the Offer and the Merger.”

We will pay all charges and expenses of the Depositary and D.F. King and Co., Inc., the information agent for the Offer (the “Information Agent”).

The Offer is not subject to any financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of, among others, the following conditions:

•

there shall have been validly tendered (and not validly withdrawn prior to the Expiration Date) Shares that, considered together with all other Shares beneficially owned by Parent and its controlled affiliates, represent one more Share than 50% of the sum of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

•

the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) shall have expired or been terminated (the “HSR Condition”);

•

there shall not have been enacted, issued, promulgated, enforced or entered any writ, judgment, injunction, consent, order or decree (“Order”) or statute, law (including common law), regulation, rule, ordinance or code issued, enacted, adopted, promulgated, implemented or otherwise put into effect (“Law”) by or under the authority of applicable federal, domestic, territorial, state or local governmental authority (including any government and any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature (“Governmental Entity”) of competent and applicable jurisdiction that is in effect and restrains, enjoins or otherwise prohibits or makes illegal consummation of the Offer or the Merger (the “Governmental Impediment Condition”);

•	since the date of the Merger Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect (as defined below); and

•	the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

Purchaser reserves the right to waive certain of the conditions to the Offer in its sole discretion to the extent permitted by law; provided that Parent and Purchaser may not waive the Termination Condition and without the consent of the Company, the Minimum Condition.

The Offer is subject to other conditions in addition to those set forth above. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1—“Terms of the Offer” and Section 13—“Conditions of the Offer.”

The Offer will expire at one minute after 11:59 p.m., New York City time, on October 13, 2022, unless the Offer is extended. See Section 1—“Terms of the Offer”, Section 13—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals.”

After careful consideration, the board of directors of the Company (the “Company Board”) has unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (iii) resolved that the Merger Agreement and the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer (the preceding clauses (i) through (iv), the “Company Board Recommendation”).

For factors considered by the Company Board, see the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver (if permitted by applicable legal requirement) of certain conditions, the Merger will be effected. The Merger shall become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware (or at such subsequent date and time as may be agreed by Parent, the Company and Purchaser and specified in the certificate of merger) (the “Effective Time”).

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company (or held in the treasury of the Company), which will be canceled and retired and cease to exist without consideration or payment (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or the Company and Shares irrevocably accepted for payment in the Offer, which will be converted into such number of shares of the Surviving Corporation such that immediately following the Merger such holders hold the same percentage of interest in the Surviving Corporation as they owned in the Company immediately prior to the Merger and (iii) Shares held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares) will be canceled and will be converted automatically into the right to receive an amount in cash equal to the Offer Price payable, without any interest, and subject to any withholding taxes, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message (as defined below) relating to such Shares.

The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements,” which also contains a discussion of the treatment of the Company Options, Company RSUs and Company Restricted Stock Awards in the Merger. Section 5—“Certain U.S. Federal Income Tax Considerations of the Offer and the Merger” below describes certain U.S. federal income tax consequences generally applicable to Holders (as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of the Company’s stockholders. Section 251(h) of the DGCL provides that a stockholder vote is not required to authorize a merger if certain requirements are met, including that (i) the acquiring company consummates a tender offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares under Section 251(h) of the DGCL to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. As a result of the Merger, the Company will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the expiration of the Offer and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The offer will expire at one minute after 11:59 p.m. New York City time on October 13, 2022 (the “Expiration Date”), unless we have extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 13—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Termination” occur.

Purchaser expressly reserves the right to (i) waive, to the extent permitted under applicable legal requirements, any Offer Condition and (ii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that the Company’s prior written approval is required for Parent or Purchaser to:

(1)	amend, modify or waive the Minimum Condition;

(2)	decrease the number of Shares sought to be purchased by Purchaser in the Offer;

(3)	reduce the Offer Price except as required or provided by the terms of the Merger Agreement;

(4)	extend or otherwise change the Expiration Date of the Offer except as required or provided by the terms of the Merger Agreement;

(5)	change the form of consideration payable in the Offer;

(6)	impose any condition to the Offer in addition to the Offer Conditions set forth in Section 13—“Conditions of the Offer;”

(7)

amend, modify or supplement any of the terms of the Offer in any manner that adversely affects, or could reasonably be expected to have an adverse effect on, any of the holders of Shares (in its capacity as such); or

(8)	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant Section 251(h) of the DGCL.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, we will (i) promptly accept for payment all Shares tendered and not validly withdrawn pursuant to the Offer and (ii) promptly after the Acceptance Time pay for all such shares. The time at which Purchaser accepts for payment Shares tendered in the Offer is referred to as the “Acceptance Time.”

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Exchange Act, the Merger Agreement and the restrictions identified in paragraphs (1) through (8) above.

The Merger Agreement provides that, subject to the parties’ respective termination rights in the Merger Agreement: that (i) if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any Offer Conditions have not been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, then Purchaser may, or upon written request by the Company shall, extend the Offer for one (1) or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as may be agreed by the Company and Parent) in order to permit the satisfaction of such Offer Conditions; and (ii) Purchaser has agreed to extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff. However, Purchaser will not (1) be required to extend the Offer beyond the then scheduled Expiration Date to a date later than the End Date (as defined in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) (the “Extension Deadline”), or (2) be permitted to extend the Offer beyond the Extension Deadline without the Company’s prior written consent. Subject to the parties’ respective termination rights under the Merger Agreement, without the Company’s prior written consent, Purchaser may not terminate or withdraw the

Offer, or permit the Offer to expire, before the Expiration Date. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.” Except as set forth above, there can be no assurance that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraph above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and upon the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the Expiration Date in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

Promptly following the purchase of Shares in the Offer, we expect to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL.

The Company has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 13—“Conditions of the Offer,” we will immediately after the Expiration Date irrevocably accept for payment all Shares tendered pursuant to the Offer (and not validly withdrawn) and, promptly after the Acceptance Time, pay for such Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at Computershare Trust Company, N.A. (“Computershare”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at Computershare pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with Computershare) promptly following expiration or termination of the Offer.

3.	Procedures for Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal and any other customary documents required by the Depositary, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer and either (i) certificates representing Shares tendered must be delivered to the Depositary, (ii) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date or (iii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by Computershare to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that Computershare has received an express acknowledgment from the participant in Computershare tendering the Shares which are the subject of such Book-Entry Confirmation (as defined below) that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will take steps to establish and maintain an account with respect to the Shares at Computershare for purposes of the Offer. Any financial institution that is a participant in Computershare’s systems may make a book-entry transfer of Shares by causing Computershare to transfer such Shares into the Depositary’s account in accordance with Computershare’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at Computershare as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to Computershare in accordance with Computershare’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of Computershare’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be registered or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH COMPUTERSHARE, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement to the contrary, Purchaser will pay for Shares tendered pursuant to the Offer (and not validly withdrawn) only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

Backup Withholding. In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer or the Merger, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) whose Shares are tendered and accepted for purchase for cash pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the IRS may impose penalties on such stockholder, and the gross proceeds payable to such stockholder pursuant to the Offer or the Merger may be subject to backup withholding at a rate currently equal to 24%. All stockholders that are U.S. persons whose Shares are tendered and accepted for purchase for cash pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certifications required to avoid backup withholding (unless an applicable exemption exists and is established in a manner satisfactory to the Depositary).

Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are exempt from backup withholding. Exempt stockholders that are “U.S. persons” should complete and sign an IRS

Form W-9 indicating their exempt status in order to avoid backup withholding. Stockholders that are not “U.S. persons” should complete and sign an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. Such non-U.S. person should consult a tax advisor to determine which form is appropriate. An appropriate IRS Form W-8 may be obtained from the Depositary or at the IRS website (www.irs.gov). See Instruction 8 to the Letter of Transmittal.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

Information reporting to the IRS may also apply to the receipt of cash pursuant to the Offer or the Merger.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the expiration of the Offer (i.e., at any time prior to one minute after 11:59 p.m., New York City time on October 13, 2022), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, Shares may be withdrawn at any time after November 14, 2022, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written notice or facsimile transmission of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at Computershare to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the expiration of the Offer.

If Purchaser extends the Offer, delays its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4.

5.	Certain U.S. Federal Income Tax Considerations of the Offer and the Merger.

The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders and Non-U.S. Holders (each as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements, and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only stockholders who hold their Shares as capital assets within the meaning of the Code (generally, property held for investment) and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including pass-through entities (including partnerships and S corporations for U.S. federal income tax purposes) and investors in such entities, certain financial institutions, banks, brokers, dealers or traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, retirement plans, former U.S. citizens or long-term residents, mutual funds, real estate investment trusts, regulated investment companies, cooperatives, tax-exempt organizations (including private foundations),“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax, “qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”, persons who hold their Shares as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar, stockholders that hold or have held, directly or pursuant to attribution rules, more than 5 percent of the Shares at any time during the five-year period ending on the date of the consummation of the Offer or the Merger, as applicable, and persons who acquired their Shares upon the exercise of stock options or otherwise as compensation. The following discussion also does not address the tax consequences applicable to holders of options or warrants to acquire Shares, holders of Shares who exercise appraisal rights or any holder of Shares that owns, directly, indirectly, or constructively, any interest in Parent. This summary does not address the alternative minimum tax, any U.S. federal estate, gift, or other non-income tax consequences, the effects of the Medicare contribution tax on net investment income, or any state, local, or non-U.S. tax consequences.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any State or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Shares that is (i) a foreign corporation, (ii) a nonresident alien individual, or (iii) a foreign estate or trust that in each case is not subject to U.S. federal income tax on a net-income basis on income or gain from the Shares.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) exchanges Shares for cash pursuant to the Offer or the Merger, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding Shares should consult its tax advisor regarding the tax consequences of exchanging Shares for cash pursuant to the Offer or the Merger.

No ruling has been requested from the IRS in connection with the Offer or the Merger and no such ruling will be requested. The discussion below neither binds the IRS nor precludes it from adopting a contrary position and there can be no assurance that the tax considerations described below will not be challenged by the IRS or sustained by a court if so challenged. Furthermore, no opinion of counsel has been or will be rendered with respect to any tax considerations of the Offer or the Merger, or any related transactions. The use of words such as

“will” and “should” in any tax-related discussion contained in this discussion is not intended to convey a particular level of comfort regarding a tax position or outcome. The following discussion assumes the form of the Offer and the Merger, and any related transactions will be respected by the IRS or a court if challenged by the IRS. If the tax considerations described below are successfully challenged, the tax consequences of the Offer and the Merger may differ from the tax consequences described below.

This discussion is for information purposes only and is not intended as tax advice. Stockholders are urged to consult their tax advisors to determine the applicable U.S. federal, state, local and non-U.S. tax consequences, including any non-income tax consequences to them of exchanging Shares for cash pursuant to the Offer or the Merger in light of their particular circumstances.

U.S. Holders

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period in the Shares exchanged is more than one year. Long-term capital gain recognized by certain non-corporate holders, including individuals, is currently subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations under the Code.

If a U.S. Holder acquired different blocks of Shares at different times or at different prices, such U.S. Holder generally must determine its adjusted tax basis and holding period separately with respect to each such block of Shares.

A U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Tendering Shares.”

Non-U.S. Holders

A Non-U.S. Holder’s receipt of cash in exchange for Shares, pursuant to the Offer generally will not be subject to U.S. federal income tax unless:

•

the Non-U.S. Holder is an individual who was present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the Offer or the Merger, as applicable, was consummated, and certain other conditions are met, in which case the non-U.S. Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or a fixed-base of the Non-U.S. Holder in the United States), in which case the non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to a 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty).

Non-U.S. Holders are urged to consult their tax advisors as to any applicable tax treaties that might provide for different rules.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RECEIPT OF CASH FOR THEIR SHARES PURSUANT TO THE OFFER OR THE MERGER UNDER ANY U.S. FEDERAL, STATE, NON-U.S., LOCAL OR OTHER TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

6.	Price Range of Shares; Dividends.

According to the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, the Shares are traded on NASDAQ under the symbol “FMTX.” the Company has advised Parent that, as of the close of business on September 13, 2022, 47,822,342 Shares were outstanding. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share on NASDAQ with respect to the fiscal years ended December 31, 2020 and December 31, 2021 and, with respect to the fiscal year ended December 31, 2022, through September 13, 2022, using Share data reported in published financial sources.

Fiscal Year Ended December 31, 2020	High		Low
First Quarter	$	N/A	$	N/A
Second Quarter		50		37.50
Third Quarter		52.09		31.45
Fourth Quarter		56.33		34.75

Fiscal Year Ended December 31, 2021	High	Low
First Quarter	$42.88	$22.51
Second Quarter	31.39	21.10
Third Quarter	25.90	21.05
Fourth Quarter	24.99	12.50

Current Fiscal Year	High	Low
First Quarter	$14.92	$8.08
Second Quarter	10.23	4.95
Third Quarter (through September 13, 2022)	20.28	6.82

On August 31, 2022, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $13.40. On September 14, 2022, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on NASDAQ during normal trading hours was $19.90 per Share. The Offer Price represents an approximately 49% premium over the August 31, 2022 closing stock price.

The Company has never paid dividends on its common stock. In the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, the Company had indicated that it does not intend to pay dividends on its common stock in the foreseeable future and that, until such time as the Company pays cash dividends, stockholders of the Company must rely on increases in its stock price for appreciation of their investment. Additionally, under the terms of the Merger Agreement, the Company is not permitted to declare or pay any dividends on or make other distributions in respect of any of its equity interests. See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable (but in any event on the same date as) the Offer Acceptance Time and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

NASDAQ Listing. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable (but in any event on the same date as) the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. Immediately following the consummation of the Merger, we intend to cause the Company to delist the Shares from NASDAQ.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) under the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board’s”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning the Company.

The following description of the Company and its business was taken from the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, and is qualified in its entirety by reference to such Quarterly Report on Form 10-Q.

The Company is a clinical-stage biopharmaceutical company focused on focused on the development and commercialization of novel therapeutics to transform the lives of patients with rare hematologic diseases and cancers.

The Company is a Delaware corporation incorporated in June 2007 as Forma Pharmaceuticals, Inc. The Company’s corporate headquarters are located at 300 North Beacon Street, Suite 501, Watertown, MA 02472. The Company’s telephone number at such corporate headquarters is (617) 679-1970.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov. The Company also maintains an Internet website at https://formatherapeutics.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, other public sources and information provided by the Company. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Parent and Purchaser.

General. Purchaser is a Delaware corporation with its principal offices located at c/o Novo Nordisk A/S, Novo Allé, DK-2880, Bagsvaerd, Denmark. The telephone number of Purchaser is +45 4444-8888. Purchaser is an indirect wholly owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Parent is a Danish stock corporation (aktieselskab) with its principal offices located at Novo Nordisk A/S, Novo Allé, DK-2880, Bagsvaerd, Denmark. The telephone number of Parent is +45 4444-8888. Parent is a global healthcare company and a world leader in diabetes care. Parent has one of the broadest diabetes product portfolios in the industry. In addition, Parent also has a leading position within haemophilia and growth hormone therapy.

The name, citizenship, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule A hereto.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as otherwise described in this Offer to Purchase, (i) none of Parent, Purchaser, any majority-owned subsidiary of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as otherwise described in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule A hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Copies of the Schedule TO and the exhibits thereto, and reports, proxy statements and other information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Parent filings are also available to the public on the SEC’s website (http://www.sec.gov).

10.	Background of the Offer; Contacts with the Company.

Past Contacts or Negotiations between Parent and the Company. The following is a description of contacts between representatives of Parent or Purchaser with representatives of the Company that resulted in the execution of the Merger Agreement. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation with the Company or the representatives of the Company.

The Company is a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics to transform the lives of patients with rare hematologic diseases and cancers. The Company’s lead product candidate, etavopivat, is a novel, oral, once-daily, potentially disease-modifying therapy initially being studied for the treatment of sickle cell disease (“SCD”).

Early in 2021, representatives of Parent contacted representatives of the Company to discuss Parent’s interest in etavopivat, and the parties engaged in informal discussions related thereto. During these discussions, Parent indicated interest in entering into a collaboration with the Company regarding the etavopivat program. The Company’s senior management declined to pursue a collaboration with Parent at that time, determining that it was not in the strategic interests of the Company at such time to relinquish significant rights to its lead product candidate, etavopivat, given the early stage of development of etavopivat. These interactions did not result in any proposal being made concerning a partnering transaction.

On November 12, 2021, the Company publicly disclosed in its quarterly report on Form 10-Q filed with the SEC that, based on on-going feedback from the U.S. Food and Drug Administration (the “FDA”), the Company would need to provide additional information to support accelerated approval for etavopivat and, although accelerated approval was still an available regulatory pathway, the FDA could determine that etavopivat is not eligible for accelerated approval.

On December 11, 2021, the Company presented updated results from its phase 1 study of etavopivat in SCD patients at the 63rd American Society of Hematology (ASH) Annual Meeting (the “ASH Annual Meeting”). Also at the ASH Annual Meeting, on December 13, 2021, the Company presented results from its phase 2 study of olutasidenib.

On December 16, 2021, as a follow-up to the Company’s etavopivat presentation at the ASH Annual Meeting, representatives of Parent initiated a discussion with representatives of the Company inquiring about a potential global license or asset acquisition of etavopivat. During this discussion, representatives of the Company again indicated that it was not in the strategic interests of the Company at that time to relinquish significant rights to its lead product candidate, etavopivat, given the Company Board’s decision to pursue partnering of olutasidenib and focus on the development of etavopivat. This discussion did not result in any proposal being made concerning a partnering transaction, and the parties agreed to continue discussions regarding Parent’s continued interest in etavopivat in 2022.

On January 12, 2022, Ludovic Helfgott, Executive Vice President, Rare Disease of Parent, contacted Frank D. Lee, the Chief Executive Officer of the Company, to discuss Parent’s continued interest in etavopivat. Mr. Helfgott indicated that Parent was interested in acquiring global licensing rights for etavopivat. Mr. Helfgott also indicated Parent’s interest in pursuing a potential transaction that could be executed in the mid-2022 timeframe. Mr. Helfgott did not provide any economic terms for a potential transaction. Mr. Helfgott and Mr. Lee agreed that their respective management teams should continue discussions regarding Parent’s interest in etavopivat.

From January 13 through March 2022, representatives of the Company and Parent engaged in continuing discussions regarding Parent’s interest in etavopivat. In order to facilitate these discussions, the Company and Parent entered into a mutual confidentiality agreement related to etavopivat, effective as of January 18, 2022. This confidentiality agreement did not contain a standstill obligation.

On March 17, 2022, representatives of Parent presented a high-level outline of a potential framework for a global strategic partnership regarding etavopivat, including the acquisition by Parent of global licensing rights for etavopivat (the “March 17 Framework”). The March 17 Framework did not include any economic terms.

From March 28 through April 28, 2022, representatives of the Company and Parent engaged in discussions regarding the high-level terms of Parent’s March 17 Framework and potential opportunities for a strategic partnership regarding etavopivat. During these discussions, Representatives of the Company proposed a United States co-promotion structure, in response to which the representatives of Parent reiterated that Parent was interested in acquiring global licensing rights for etavopivat, and was not interested in a United States co-promotion structure. Representatives of Parent also noted that Parent did not have a strategic interest in the Company’s oncology product candidates, namely, olutasidenib, FT-7051 and FT-3171 (collectively, the “oncology programs”).

On May 2, 2022, representatives of Parent presented a revised high-level outline of a potential framework for a global profit share for etavopivat in which Parent would assume all worldwide development and commercialization rights to etavopivat (the “May 2 Framework”). The May 2 Framework provided high-level economic terms for the etavopivat program including an upfront cash payment of $225 million, plus a cash payment of $200 million upon the first U.S. commercial sale of etavopivat, plus a cash payment of $50 million upon the first EU commercial sale of etavopivat, plus cash payments of up to $250 million based on additional sales milestones, and royalties in the range of 10-13%.

On May 12, 2022, Mr. Helfgott and Mr. Lee had a discussion regarding the May 2 Framework and Parent’s continued interest in the etavopivat program. During this discussion, Mr. Lee informed Mr. Helfgott that it was not in the strategic interest of the Company at that time to pursue a global partnership structure where the Company would relinquish substantial rights to etavopivat, which represented substantially all of the intrinsic value of the Company at that time. Mr. Lee indicated, however, that the Company would be open to considering other alterative transaction structures regarding the etavopivat program. In response, Mr. Helfgott offered other alternatives for discussion, including separating the rights to etavopivat by therapeutic indications or geographies, as well as Parent’s potential acquisition of the etavopivat program or the potential acquisition of the Company. Mr. Lee indicated that he did not believe that a therapeutic indication separation where Parent acquired the rights to the SCD indication would be in the strategic interest of the Company because SCD was the primary value driver of the etavopivat program. In response, Mr. Helfgott indicated that Parent would be interested in exploring a potential acquisition of the Company. During this discussion, Mr. Helfgott did not provide any economic terms for a potential transaction; nor did he make a proposal regarding an acquisition of the etavopivat program or the Company.

On May 16, 2022, the Company granted Parent access to a virtual data room containing information regarding the etavopivat program to assist Parent in improving its position on the value of the etavopivat program and the proposed structure of a potential transaction for etavopivat.

On May 30, 2022, a representative of Centerview Partners LLC (“Centerview”) had a discussion with a representative of Parent in order to discuss Parent’s continued interest in the etavopivat program and the conversations held between Parent and the Company to date. The representative of Parent indicated that if the Company was not interested in pursuing a global partnership for the etavopivat program, Parent might be interested in acquiring the Company, and that Parent would require additional diligence to consider submitting a revised proposal.

On May 31, 2022, representatives of Centerview contacted representatives of Parent to confirm that the May 2 Framework was not acceptable to the Company.

On June 10, 2022, at Mr. Helfgott’s request, Mr. Helfgott and Mr. Lee met in-person in Boston, Massachusetts. At the meeting, Mr. Helfgott informed Mr. Lee of Parent’s interest in exploring a potential acquisition of the Company and intent to send a proposal letter to this effect. Mr. Lee responded that he would discuss the proposal with the Company Board. Later that day, Mr. Helfgott submitted a letter to the Company providing for a non-binding proposal for an upfront cash payment of $410 million to acquire all of the outstanding common stock of the Company on a cash free, debt free basis, plus a contingent value right (“CVR”) of $120 million payable in cash upon the first commercial sale of etavopivat (the “June 10 Proposal”). The proposal stated that Parent did not have a strategic interest in the Company’s oncology programs and the proposal was based on the Company having no ongoing activities or liabilities associated with the oncology programs at the time of the transaction closing. The proposal also was based on the Company having no employees at the time of the transaction closing. (As discussed below, as a result of its due diligence review, Parent ultimately concluded that it wished to retain a significant number of the non-executive Company employees following the closing to assist with the effective transition of the etavopivat program.) The June 10 Proposal was subject to, among other conditions, satisfactory completion of customary due diligence. Mr. Lee informed the Company Board of the June 10 Proposal.

On June 14, 2022, a representative of Centerview had a discussion with a representative of Parent regarding the June 10 Proposal. During this discussion, the representative of Parent confirmed that Parent would resubmit a proposal stating a specific per share offer price. The representative of Parent also indicated that Parent had engaged Moelis & Company UK LLP (“Moelis”) as its financial advisor and Davis Polk & Wardwell LLP (“Davis Polk”) as its legal advisor in connection with the proposed transaction. The representatives also discussed the aspects of the June 10 Proposal regarding the oncology business and the Company employees without reaching agreement.

On June 15, 2022, Mr. Helfgott submitted a letter to the Company providing for a non-binding proposal to acquire all of the outstanding common stock of the Company at $8.20 per Share, plus an upfront cash amount per

Share equal to the Company’s net cash balance at closing (net of any unpaid transaction costs), plus a CVR of $2.40 per Share payable in cash upon the first commercial sale of etavopivat (the “June 15 Proposal”). The proposal included an illustrative example that, assuming a closing net cash balance of $350 million, the total implied upfront cash consideration would be $15.20 per Share, and $17.60 per Share including the full value of the CVR. Otherwise the material terms of the June 15 Proposal were substantially the same as those of the June 10 Proposal.

On June 17, 2022, Mr. Lee called Mr. Helfgott and informed him that a representative of Centerview would contact a representative of Parent to discuss feedback from the Company Board on the June 15 Proposal.

On June 18, 2022, a representative of Centerview informed a representative of Parent that the Company Board had determined that the June 15 Proposal was inadequate, but that the Company would provide additional targeted due diligence information to Parent (subject to the execution by Parent of an appropriate confidentiality agreement with a standstill provision), if it would potentially lead Parent to improve its position on value. The representative of Parent indicated that Parent would proceed in this manner.

On June 19, 2022, Centerview, on behalf of the Company, provided a new form of confidentiality agreement to Moelis, on behalf of Parent, to be entered into in connection with the potential acquisition of the Company, which was negotiated over the next few days.

On June 20, 2022, representatives of Centerview had a discussion with representatives of Moelis. During this discussion, representatives of Centerview reiterated that the Company Board expected an improved offer price from Parent. In response, representatives of Moelis indicated that Parent would provide a list of critical diligence items, and that Parent wanted to move quickly to execution and announcement of a transaction.

On June 22, 2022, representatives of Goodwin had a preliminary discussion with representatives of Davis Polk to discuss the June 15 Proposal. No terms were agreed to during this discussion.

On June 27, 2022, following negotiation between the parties, the Company and Parent entered into the aforementioned confidentiality agreement, which included customary non-disclosure provisions and a standstill provision that prohibited Parent, for 12 months from the date of the confidentiality agreement, from offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the prior written consent of the Company, subject to the ability of Parent to make certain confidential proposals to the Company and to certain customary fall-away provisions to the standstill in the event of the entry, commencement or public announcement of certain change of control transactions involving the Company and any third party. Following the execution of the confidentiality agreement through the execution of the Merger Agreement, representatives of Parent and its advisors participated in numerous calls and meetings with management of the Company and its advisors as part of Parent’s due diligence review.

Also on June 28, 2022, a representative of Parent informed a representative of Centerview that due to the Parent team’s availability, Parent did not expect to submit a revised proposal until late July or early August.

During July 2022, Parent made many requests for additional due diligence items related to the etavopivat program, and representatives of the Company had further conversations with representatives of Parent regarding these items.

On July 31, 2022, a representative of Centerview had a discussion with a representative of Parent regarding the status of Parent’s due diligence review and timing for submitting a revised proposal. The Parent representative responded that the Board of Directors of Parent was meeting that week to consider and approve submission of a revised proposal and he expected Parent to provide the revised proposal to the Company shortly thereafter.

On August 3, 2022, Mr. Helfgott submitted a letter to the Company providing for a non-binding proposal to acquire all of the outstanding common stock of the Company at $15.25 per Share, plus a CVR of $2.40 per Share

The proposal assumed the termination of substantially all full-time employees of the Company at the time of closing of the transaction, and also indicated that Parent was open to discussing the potential retention of a significant number of the non-executive Company employees for effective transition of the etavopivat program. The proposal stated that Parent was targeting to complete its due diligence and announce a transaction by the end of August. The proposal also stated that Parent expected that RA Capital Management, L.P. (“RA Capital”), which holds approximately 19% of the outstanding Shares, would execute a support agreement in favor of the transaction. The August 3 Proposal was subject to, among other conditions, satisfactory completion of customary due diligence.

On August 4, 2022, a representative of Centerview had a discussion with a representative of Parent regarding the August 3 Proposal to further understand Parent’s view on value, observing that it was largely unchanged following significant due diligence. The representative of Parent responded that the revised proposal reflected Parent’s view of value following the additional diligence. Later that day, representatives of Centerview had a similar discussion with representatives of Moelis, and indicated that Centerview would follow-up after the Company Board had considered the August 3 Proposal.

On August 9, 2022, a representative of Centerview communicated to a representative of each of Parent and Moelis separately that the August 3 Proposal was insufficient and that the Company Board was seeking an upfront cash per share price in the “low $20s.”

On August 14, 2022, Mr. Helfgott contacted Mr. Lee to discuss Parent’s continued interest in a potential acquisition of the Company and indicated that a revised proposal was forthcoming. Later that day, Mr. Helfgott submitted a letter to the Company providing for a non-binding proposal to acquire all of the outstanding common stock of the Company at $19.00 per Share, plus a CVR of $2.40 per Share payable in cash upon FDA approval of etavopivat by December 31, 2026 (the “August 14 Proposal”). The proposal stated that it would only be valid until August 16, 2022, after which it would be considered withdrawn. Otherwise, the material terms of the August 14 Proposal were substantially the same as those of the August 3 Proposal.

On August 15, 2022, Mr. Lee contacted Mr. Helfgott in an effort to increase the upfront price. Mr. Helfgott indicated that Parent had very limited, if any, flexibility above the previously offered August 14 Proposal price, but that Parent may be open to converting the CVR into an increase in the upfront cash per share price. On the same day, a representative of Centerview spoke with representatives of Moelis in an effort to increase the upfront price.

On August 16, 2022, Mr. Lee contacted Mr. Helfgott and verbally delivered the counteroffer of an upfront cash per share price of $20.00, in lieu of including a CVR in the transaction. Mr. Helfgott responded that Parent would consider the counteroffer.

Later on August 16, 2022, Mr. Helfgott verbally informed Mr. Lee that Parent was prepared to increase its upfront cash per Share price to $20.00 in lieu of including a CVR in the transaction (the “August 16 Proposal”). Mr. Helfgott stated that Parent was not willing to go beyond this improved offer price, and that in exchange for Parent’s commitment to increase its offer, Parent would require exclusivity through the end of August or early September. Mr. Helfgott indicated that Parent’s increased offer was subject to approval by the Board of Directors of Parent, which he expected to be granted. Mr. Lee indicated that he would inform the Company Board of Parent’s increased offer and requirement of exclusivity.

On August 17, 2022, Mr. Helfgott informed Mr. Lee via email that the Board of Directors of Parent had confirmed the terms of the August 16 Proposal including an upfront cash price per Share of $20.00, pending satisfactory confirmatory due diligence and final approval by the Board of Directors of Parent of the merger agreement. Mr. Helfgott also indicated that Parent’s advisors would deliver a draft exclusivity agreement to the Company’s advisors that day.

Also on August 17, 2022, the Company granted Parent and its advisors expanded access to a virtual data room to enable Parent to perform its confirmatory due diligence review of the Company. In addition to its review of the virtual data agreement. Mr. Helfgott also indicated that Parent’s advisors would deliver a draft exclusivity agreement to the Company’s advisors that day.

Also on August 17, 2022, the Company granted Parent and its advisors expanded access to a virtual data room to enable Parent to perform its confirmatory due diligence review of the Company. In addition to its review of the virtual data room, from August 17, 2022 through the execution of the Merger Agreement, representatives of Parent and its advisors participated in numerous calls and meetings with senior management of the Company and its advisors as part of its due diligence review.

Later on August 17, 2022, the Company and Parent entered into a letter agreement providing for exclusive negotiations between the parties until August 31, 2022, which permitted the Company to continue negotiations and discussions regarding the oncology programs with third parties.

Also on August 17, 2022, Goodwin provided Davis Polk with an initial draft of the Merger Agreement prepared by Goodwin. During the period from August 24 through August 31, 2022, Goodwin and Davis Polk discussed and exchanged drafts of the Merger Agreement and the corresponding disclosure schedules. The transaction under the draft Merger Agreement was structured as a tender offer followed by a back-end merger pursuant to Section 251(h) of the DGCL.

On August 19, 2022, members of the Company senior management had their first discussion with members of Parent management regarding the retention of certain the Company employees following the closing to assist Parent with the effective transition of the etavopivat program. As a result of its ongoing due diligence review, Parent had concluded that it wished to retain a significant number of the Company employees following the closing to assist with the effective transition of the etavopivat program. Representatives of Centerview were also in attendance during these discussions. During the period from August 19 through August 31, 2022, the parties and their advisors continued these discussions, including regarding, among other things, (1) the level of compensation and benefits to be provided generally to the non-executive Company employees retained after the closing, (2) the duration of the expected retention periods following the closing, (3) the treatment of severance benefits to non-executive employees, and (4) the treatment of the non-executive Company employees to be terminated at closing. As a result of these discussions, Parent and the Company agreed that as soon as reasonably practicable following the execution of the Merger Agreement, Parent, with the Company’s assistance, would identify certain the Company roles and positions that would be needed to assist Parent with the effective transition of the etavopivat program for certain periods of time following the closing. The parties also agreed that discussions with the Company employees regarding potential future roles, compensation or retention arrangements in connection with the foregoing would not occur until following the execution of the Merger Agreement.

On August 20, 2022, Goodwin provided an initial draft of the tender and support agreement to Davis Polk proposed to be executed by certain RA Capital affiliates, including Dr. Kolchinsky, in their capacity as equity holders of the Company, under which they would agree, among other things, to tender the Shares beneficially owned by them to Parent in the Offer.

From August 24 through August 31, 2022, representatives of Goodwin and Parent’s representatives and representatives of Davis Polk exchanged drafts and participated in discussions regarding the terms of the Merger Agreement and related documents. The items negotiated with respect to the Merger Agreement and related documents included, among other things, (1) the representations and warranties to be made by the parties, (2) the provisions relating to regulatory approval matters, (3) the restrictions on the conduct of the Company’s businesses until completion of the transaction, (4) exclusions of certain events and conditions from the definition of “Material Adverse Effect,” (5) the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (6) the conditions to completion of the Offer and the Merger, (7) matters regarding the treatment of the oncology programs, (8) matters regarding the retention of a significant number of the non-executive Company employees following the closing to assist Parent with the effective transition of the etavopivat program, as discussed above, (9) the remedies available to each party under the Merger Agreement, including the triggers for the termination fee payable to Parent, (10) the amount of such termination fee (which the parties ultimately agreed in the Merger Agreement to be 3.25% of the equity value of the transaction), and (11) the terms of the tender and support agreement proposed to be executed by certain RA Capital affiliates in their capacity as equity holders of the Company concurrently with the execution of the Merger Agreement.

On August 25, 2022, representatives of the Company management and Parent management met near the Company’s offices in Watertown, Massachusetts for a number of in-person meetings to discuss outstanding due diligence items and certain open issues in the Merger Agreement.

On August 31, 2022, representatives of Goodwin and Davis Polk finalized the open items in the Merger Agreement and the corresponding disclosure schedules. Parent also communicated to the Company that Parent had completed its due diligence review and that the Board of Directors of Parent had authorized Parent to enter into the Merger Agreement.

During the night of August 31, 2022, the Company, Parent and Purchaser executed the Merger Agreement, and all signatories to the Tender and Support Agreement executed the Tender and Support Agreement.

Before the opening of trading of the stock markets on September 1, 2022, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the Shares at the Offer Price.

On September 15, 2022, Purchaser commenced the Offer and the Company filed a Schedule 14D-9.

11.	Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.

Purpose of the Offer and Plans for the Company.

Purpose of the Offer. The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Parent will acquire all of the stock of the Company not purchased pursuant to the Offer or otherwise. Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without a vote of the stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger (the “Closing”) without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger, as soon as practicable after the consummation of the Offer. Accordingly, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Plans for the Company. At the Effective Time, the certificate of incorporation and bylaws of the Company will be amended and restated in its entirety pursuant to the terms of the Merger Agreement. Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. See “Summary of the Merger Agreement—Board of Directors and Officers” below.

Parent and Purchaser are continuing to conduct a detailed review of the Company and its assets, corporate structure, capitalization, indebtedness, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Parent and Purchaser will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization, indebtedness and management with a view to optimizing development of the Company’s potential in conjunction with the Company’s or Parent’s existing businesses. Possible changes could include changes in the Company’s business, corporate structure, certificate of incorporation, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Parent, Purchaser and, after completion of the Offer and the Merger, the reconstituted Company Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Parent and Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or the purchase, sale or transfer of a material amount of assets of the Company.

Summary of the Merger Agreement and Certain Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(2) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by the Company to Parent and Purchaser but not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Acceptance Time or to receive the Merger Consideration (as defined below). Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer no later than September 15, 2022. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction or, to the extent waivable by Parent or Purchaser, the waiver of the Offer Conditions that are described in Section 13—“Conditions of the Offer.” Subject to the satisfaction or waiver of the Offer Conditions that are described in Section 13—“Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, promptly after Expiration Date, accept for payment all Shares tendered and not validly withdrawn pursuant to the Offer and, promptly after the Acceptance Time, pay for such Shares. The Offer will expire at one minute after 11:59 p.m., New York City time on October 13, 2022, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to (i) waive, to the extent permitted under applicable legal requirements, any Offer Condition and (ii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that the Company’s prior written approval is required for Parent or Purchaser to:

•	amend, modify or waive the Minimum Condition;

•	decrease the number of Shares sought to be purchased by Purchaser in the Offer;

•	reduce the Offer Price except as required or provided by the terms of the Merger Agreement;

•	extend or otherwise change the Expiration Date of the Offer except as required or provided by the terms of the Merger Agreement;

•	change the form of consideration payable in the Offer;

•	impose any condition to the Offer in addition to the Offer Conditions set forth in Section 13—“Conditions of the Offer;”

•

amend, modify or supplement any of the terms of the Offer in any manner that adversely affects, or could reasonably be expected to have an adverse effect on, any of the holders of Shares (in its capacity as such);

•	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant Section 251(h) of the DGCL.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, or may in its discretion extend the Offer. Specifically, the Merger Agreement provides that:

•

if on the then scheduled Expiration Date, the Minimum Condition has not been satisfied or any Offer Conditions have not been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement, then Purchaser may, or upon written request by the Company shall, extend the Offer for (1) or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as may be agreed by the Company and Parent) in order to permit the satisfaction of such Offer Conditions; and

•	Purchaser has agreed to extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff.

However, Purchaser is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the End Date (defined in the Merger Agreement as February 28, 2023, or as late as June 30, 2023 in the event the End Date has been extended as provided in the Merger Agreement) (such earlier occurrence, the “Extension Deadline”) and may not extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff.

Upon any valid termination of the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within one (1) business day of such termination), irrevocably and unconditionally terminate the Offer, will not acquire any Shares pursuant to the Offer, and will cause the Depositary acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

The Merger

The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into the Company, the separate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation in the Merger. Accordingly, Parent, Purchaser and the Company have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following (but in any event on the same date as) the Acceptance Time without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger.

The certificate of incorporation of the Company shall be amended and restated in its entirety as of the Effective Time to read in its entirety as set forth on Exhibit A of the Merger Agreement, and, as so amended and restated shall be the Certificate of Incorporation of the Surviving Corporation until, subject to Section 6.9(b) of the Merger Agreement, thereafter amended in accordance with its terms and as provided by applicable Law.

The bylaws of the Company shall be amended and restated as of the Effective Time to read as set forth on Exhibit B of the Merger Agreement, and, as so amended and restated shall be the Bylaws of the Surviving Corporation until, subject to Section 6.9(b) of the Merger Agreement, thereafter amended in accordance with their terms and as provided by applicable Law.

For six (6) years after the Effective Time, the Surviving Corporation will fulfill the obligations of the Company pursuant to any indemnification provision (including advancement of expenses) and any exculpating provision set forth in the certificate of incorporation or bylaws in effect as of the date of the Merger Agreement.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction or valid waiver of the following conditions prior to the Effective Time:

•

there has not been issued any temporary restraining order, preliminary or permanent injunction or other writ, judgment, injunction, consent or decree preventing the consummation of the Merger issued by any applicable federal, domestic, territorial, state or local governmental authority (including any government and any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature of competent and applicable jurisdiction and remain in effect, and there has not been any applicable law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal; and

•	Purchaser (or Parent on Purchaser’s behalf) must have accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Board of Directors and Officers

At the Effective Time, the board of directors and officers of the Surviving Corporation will be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

Conversion of Capital Stock at the Effective Time

Each Share (other than Shares (i) held in the treasury of the Company), (ii) that as of immediately prior to the Effective Time were owned by Parent, any subsidiary of Parent (excluding Purchaser), any subsidiary of the Company or Purchaser, (iii) irrevocably accepted for payment in the Offer or (iv) Shares held by a holder who is entitled to demand and properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares) (collectively, the “Excluded Shares”) will be automatically canceled and converted into the right to receive $20.00 per Share (the “Merger Consideration”), without interest and subject to any applicable withholding of taxes.

Each share of Purchaser’s common stock outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Prior to the Effective Time, Parent will deposit, or will cause to be deposited, with Computershare Trust Company, N.A. (the “Paying Agent”), cash in amounts sufficient to make the payment of the aggregate Offer Price. On or prior to the Closing date, Parent will deposit, or will cause to be deposited, with the Paying Agent cash amounts sufficient to enable the Paying Agent to make payments of the aggregate Merger Consideration to holders of Shares outstanding immediately prior to the Effective Time.

Treatment of Equity Awards

•

Company Options. Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each option to purchase Shares granted pursuant to a Company Equity Plan (other than the Company ESPP) (each a “Company Option”), whether vested or unvested, that is then outstanding and unexercised will be cancelled and automatically converted into the right to receive, for each Share underlying such Company Option, without interest and subject to deduction for any required withholding under applicable tax law, an amount in cash from Parent or the Surviving Corporation equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such Company Option.

•

Company RSUs. Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each restricted stock unit granted pursuant to a Company Equity Plan (each a “Company RSU”), whether vested or unvested, that is then outstanding will be cancelled and automatically converted into the right to receive, for each Share underlying such Company RSU, without interest and subject to deduction for any required withholding under applicable tax law, an amount in cash from Parent or the Surviving Corporation equal to the Merger Consideration.

•

Company Restricted Stock Awards. Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each award of Shares granted pursuant to a Company Equity Plan that is subject to a risk of forfeiture or repurchase by the Company (each a “Company Restricted Stock Award”), that is then outstanding will be cancelled and automatically converted into the right to receive, for each Share underlying such Company Restricted Stock Award, without interest and subject to deduction for any required withholding under applicable tax law, an amount in cash from Parent or the Surviving Corporation equal to the Merger Consideration.

•

Company ESPP. The Company will take all actions necessary pursuant to the terms of the Company’s 2020 Employee Stock Purchase Plan (the “Company ESPP”) to provide that (i) no new Offering (as defined in the Company ESPP) will be commenced from the date of the Merger Agreement under the Company ESPP, (ii) there will be no increase in the amount of participants’ payroll deduction elections under the Company ESPP during the current Offering from those in effect as of the date of the Merger Agreement, (iii) no individuals will commence participation in the Company ESPP during the period from the date of the Merger Agreement through the Effective Time, (iv) each purchase right issued pursuant to the Company ESPP will be fully exercised on the earlier of (x) the scheduled purchase date for such Offering and (y) the date that is seven (7) business days prior to the Effective Time (with any participant payroll deductions not applied to the purchase of Shares returned to the participant), and (v) the Company ESPP will terminate immediately prior to the Effective Time.

Representations and Warranties

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or the Company, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered by the Company to Parent in connection with the Merger Agreement. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, the Company has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as due organization, organizational documents, good standing, qualification, power and authority;

•	capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	SEC filings and financial statements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	disclosure controls and internal controls over financial reporting;

•	absence of certain changes and Material Adverse Effect from December 31, 2021 through the date of the Merger Agreement;

•	title to assets and real property;

•	intellectual property;

•	data privacy;

•	material contracts;

•	absence of undisclosed liabilities;

•	compliance with legal requirements;

•	regulatory matters;

•	compliance with anti-corruption and anti-bribery laws;

•	permits and licenses;

•	tax matters;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	labor matters;

•	environmental matters;

•	insurance;

•	absence of litigation;

•	state takeover statutes;

•	opinion of the Company’s financial advisor; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” A “Company Material Adverse Effect” means any event, change, effect, occurrence, circumstance or development (“Effect”) which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Company taken as a whole or would reasonably be expected to prevent or materially delay the Company from consummating the Offer and the Merger. The definition of “Company Material Adverse Effect” excludes the following from constituting or being taken into account in determining whether there has been, or would reasonably be expected to be a Company Material Adverse Effect:

(i)

changes in the Company’s stock price or trading volume (provided that the exception in this clause shall not prevent or otherwise affect a determination that any effect underlying such change has resulted in, or contributed to, a Company Material Adverse Effect);

(ii)

any failure by the Company to meet, or changes to, published or internal estimates, projections, expectations, budgets, guidance, milestones, or forecasts of revenue, earnings, cash burn-rate, cash flow, cash position or any other financial or performance measures or operating statistics (whether made by the Company or any third parties) (provided that the exception in this clause shall not prevent or otherwise affect a determination that any effect underlying such failure or change has resulted in, or contributed to, a Company Material Adverse Effect);

(iii)

any continued losses from operations or decreases in the cash balances of the Company and its subsidiaries (together, the “Acquired Companies”) (provided that the exception in this clause shall not prevent or otherwise affect a determination that any effect underlying such loss or decrease has resulted in, or contributed to, a Company Material Adverse Effect);

(iv)

changes in the conditions in the financial, credit, banking, capital or currency markets in the United States or any other country or region in the world, or changes therein, including (A) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, and (C) changes in the rate of increase or decrease of inflation;

(v)	changes in the general conditions in any industry in which the Acquired Companies operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world;

(vi)	changes in the political conditions in the United States (including a government shutdown) or any other country or region in the world;

(vii)

acts of hostilities, war, sabotage, cyberterrorism, terrorism or military actions (including any outbreak, escalation or general worsening of any such acts of hostilities, war, sabotage, cyberterrorism, terrorism or military actions) in the United States or any other country or region in the world, including the current conflict between the Russian Federation and Ukraine or any change, escalation or worsening thereof;

(viii)

earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions, epidemics, pandemics (including COVID-19 and any COVID-19 measures in response to COVID-19), quarantines, plagues, other outbreaks of illness or public health events or other natural or man-made disasters or acts of God in the United States or any other country or region in the world, or any escalation of the foregoing;

(ix)

the negotiation, execution, announcement or performance of the Merger Agreement or the pendency or consummation of the Transactions, or the identity of Parent or any of its Affiliates as the acquiror of the Company (or any facts and circumstances concerning Parent or any of its Affiliates), including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors, governmental entities or other third parties;

(x)

any adverse effect arising from any action taken by the Company at the written request of Parent or Purchaser, any action taken by the Company that is required by the Merger Agreement, or failure by the Company to take any action prohibited by Section 6.1(b) of the Merger Agreement; provided that, Parent’s consent was sought in respect of such specific action and to the extent not consented to by Parent;

(xi)

changes or proposed changes in Law or other legal or regulatory conditions (or the enforcement or interpretation of any of the foregoing), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law or policy (or the enforcement or interpretation thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby;

(xii)	changes or proposed changes in GAAP or other accounting standards (or the enforcement or interpretation of any of the foregoing);

(xiii)

any Transaction Litigation or any demand or Legal Proceeding (as defined in the Merger Agreement) for appraisal of the fair value of any shares of Company Common Stock pursuant to the DGCL in connection herewith; and

(xiv)

regulatory, preclinical or clinical, competitive, pricing, reimbursement or manufacturing events, Effects relating to or affecting any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company, including (A) any suspension, rejection, refusal of, request to refile or any delay in obtaining, making or maintaining any regulatory application, filing or approval relating to any products or product candidates of the Company, (B) any regulatory actions, requests, recommendations, determinations or decisions of any Governmental Entity relating to any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company (or the manufacture or commercialization thereof), or any other regulatory or preclinical or clinical development relating to any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company, (C) any delay, hold or termination of any preclinical or clinical study, trial or test with respect to any products or product candidates of the Company or any delay in launching commercial sales of any products or product candidates of the Company (including any such delay, hold or termination related to, or resulting from, COVID-19 or any COVID 19 Measures), (D) any results, outcomes, data, adverse events, side effects (including toxicity) or safety observations related to or arising from any preclinical or clinical studies, trials or tests with respect to any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company, or announcements of any of the foregoing, (E) approval by the FDA or another Governmental Entity, market entry or threatened market entry of any product or product candidate competitive with or related to any products or product candidates of the Company, (F) any adverse events affecting patient enrollment or failure to participate with respect to clinical trials for any products or product candidates of the Company, (G) any production or supply chain disruption affecting the manufacture of any products or product candidates of the Company (including any such production or supply chain disruption related to, or resulting from, COVID-19 or any COVID 19 Measures), or (H) any recommendations, statements, decisions or other pronouncements made, published or proposed by professional medical organizations, payors, Governmental Entities or representatives of any of the foregoing, or any panel or advisory body empowered or appointed thereby, relating to any products or product candidates of the Company or any product or product candidate competitive with or related to any products or product candidates of the Company;

provided that, such Effects referred to in clauses (iv), (v), (vi), (xi) and (xii) may be taken into account to the extent that the Company is materially disproportionally affected relative to other similarly-situated companies in the industry in which the Acquired Companies operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to:

•	corporate matters, such as due organization, good standing, power and authority;

•	absence of litigation;

•	authority relative to the Merger Agreement;

•	the formation and activities of Purchaser

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	ownership of securities of the Company;

•	sufficiency of funds to consummate the Offer and the Merger;

•	compliance with legal requirements for purposes of the Offer documents;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	brokers’ fees and expenses; and

•	ownership of securities of Purchaser.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality,” the ability to consummate the transactions contemplated by the Merger Agreement or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, is or would be reasonably likely to prevent or materially delay the performance by Parent of any of its obligations under the Merger Agreement or the consummation of the Offer, the Merger or the other transactions contemplated by the Transaction Documents.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Access to Information

From the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement pursuant to its terms, upon reasonable advance written notice to the Company, the Company will provide Parent’s representatives reasonable access, during normal business hours, to the Acquired

Companies’ books and records and, during such period, the Company shall furnish promptly to Parent all readily available information concerning its business as Parent may reasonably request in such manner as not to unreasonably interfere with the normal operation of the business of the Acquired Companies, and solely at Parent’s expense. Nothing herein will require the Acquired Companies to permit any inspection or other access, or to disclose any information to the extent: (i) such disclosure in the reasonable judgment of the Company could: (a) result in the disclosure of any trade secrets of Third Parties; (b) violate any obligation of the Acquired Companies with respect to confidentiality, non-disclosure or privacy; (c) jeopardize protections afforded to any of the Acquired Companies under the attorney-client privilege or the attorney work product doctrine; or (d) violate any Law; or (ii) such information is included in the minutes of the meetings of the Board of Directors or its committees and relates to the discussion by the Board of Directors or any applicable committee of the Transactions or any similar transaction between the Company and any other Person (including any presentations or other materials prepared by or for the Board of Directors, whether in connection with a specific meeting, or otherwise relating to such subject matter); provided further that, the Acquired Companies shall use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply. With respect to the information disclosed pursuant to this paragraph, Parent will comply with, and will cause Parent’s representatives to comply with, all obligations under the Confidentiality Agreement dated June 27, 2022, between the Company and Parent.

Conduct of Business Pending the Merger

The Company has agreed that, during the period from the date of the Merger Agreement through the earlier of the Acceptance Time or the termination of the Merger Agreement, except for certain exceptions as set forth in the Merger Agreement, the Company will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course and to preserve intact its material relationships with third parties except as consented to in writing by Parent (which consent may not be unreasonably withheld, delayed or conditioned), as expressly provided by the Merger Agreement or required by applicable legal requirements, as required by the rules or regulations of Nasdaq, for any action required to be taken, reasonably taken or not taken pursuant to any COVID-19 Measures (as defined in the Merger Agreement) as are reasonably necessary to address and adapt to COVID-19 and any COVID-19 Measures, including to protect the health and safety of the Acquired Companies’ employees, suppliers, partners and other individuals having business dealings with the Acquired Companies or to respond to third party supply or service disruptions caused by COVID-19 or any COVID-19 Measures, provided that unless doing so is impracticable due to emergency or urgent circumstances, the Company will provide advance notice to and reasonably consult with Parent prior to or promptly following the taking of any action that would be otherwise prohibited or restricted by the Merger Agreement.

In addition, without Parent’s written consent (which cannot be unreasonably withheld in certain cases), the Company will not, and will cause each of its Acquired Companies not to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	amend the Company certificate of incorporation or the Company bylaws, or amend any other organizational documents of the Acquired Companies;

•

establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of any Acquired Company, other than (x) cash dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent and (y) distributions resulting from the vesting or exercise of Company Compensatory Awards (as defined in the Merger Agreement) in accordance with their terms;

•	split, combine, subdivide or reclassify any capital stock (including the Shares) of the Acquired Companies;

•	purchase, redeem or otherwise acquire any Company securities, except for the net settlement of Company Compensatory Awards or acquisitions of Shares by the Company, in each case, in satisfaction by holders of Company Compensatory Awards of the applicable exercise price or withholding taxes, and in accordance with the terms of the Company ESPP and the applicable Company Compensatory Award;

•

issue, deliver, sell, grant, pledge, transfer, subject to any Encumbrance (other than transfer restrictions arising under applicable Law) or dispose of any Company securities, other than the issuance of Shares upon the exercise or settlement of Company Compensatory Awards that are outstanding on the date of the Merger Agreement, in accordance with the terms of the Company Compensatory Award as in effect on the date of the Merger Agreement, or amend any term of any security of the Acquired Companies (in each case, whether by merger, consolidation or otherwise);

•	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Acquired Companies;

•

except as required under any Company Benefit Plan (as defined in the Merger Agreement) as in effect on the date of the Merger Agreement or applicable Law, (i) establish, adopt, enter into, terminate or materially amend any Company Benefit Plan (or any plan, program, arrangement or agreement that would be a Company Benefit Plan if it were in existence on the date of the Merger Agreement) (except that the Company may amend any Company Benefit Plan to the extent required by applicable Law), (ii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any Company Benefit Plan (or any plan, program, arrangement or agreement that would be a Company Benefit Plan if it were in existence on the date of the Merger Agreement), (iii) grant or increase any severance, retention or termination pay to any current or former employee, officer, director or independent contractor of any Acquired Company, (iv) grant any current or former employee, officer, director or independent contractor of any of the Acquired Companies any increase in compensation or benefits, (v) hire any employee, (vi) terminate the employment of any Key Employee (as defined in the Merger Agreement) other than for cause or (vii) enter into, modify or terminate any Collective Bargaining Agreement (as defined in the Merger Agreement);

•

acquire any business, assets or capital stock of any person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, contribution, investment or otherwise);

•

sell, lease, license, pledge, transfer, subject to any encumbrance, abandon, permit to lapse or otherwise dispose of any Company intellectual property, material assets or material properties except (A) non-exclusive licenses of intellectual property assets to its contractors, partners or suppliers that are entered into in the ordinary course of business consistent with past practice and where the grant of rights to use any intellectual property are incidental, and not material to, any performance under each such agreement, (B) sales of inventory or used equipment in the ordinary course of business and (C) certain permitted encumbrances;

•

change any of the accounting methods used by the Company materially affecting its assets, liabilities or business, except for such changes that are required by the United States generally accepted accounting principles (“GAAP”) or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in the Company SEC documents filed with or furnished to the SEC prior to the date of the Merger Agreement;

•

incur, issue or assume any indebtedness for borrowed money, except for intercompany loans between the Company and any of its wholly-owned subsidiaries or between any wholly-owned subsidiaries of the Company, or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for indebtedness for borrowed money of any other Person (other than any Acquired Company);

•	enter into, modify in any material respect, amend in any material respect or voluntarily terminate any material contract;

•	incur any capital expenditures other than consistent with the capital expenditure budget;

•

except as is otherwise required by law or GAAP (A) make or change any material tax election, (B) change any annual tax accounting period that has a material effect on taxes, (C) change any material method of tax accounting that has a material effect on taxes, (D) enter into any closing agreement with respect to material taxes, (E) file any material amended tax return, (F) settle or surrender any material tax claim, audit or assessment or surrender any right to claim a tax refund, offset or other reduction in tax liability, or (G) waive or extend the statute of limitations with respect to any material tax or material tax return or (H) take any other similar action outside of the ordinary course of business relating to the filing of any tax return or the payment of any tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of materially increasing the tax liability of an Acquired Company for any period ending after the Closing date or materially decreasing any tax attribute of any Acquired Company existing on the Closing date;

•	settle any legal proceeding other than a settlement solely for monetary damages of no more than $50,000 individually or $50,000 in the aggregate;

•	acquire any interest in real property, including extending any lease with respect to any leased real property;

•

commence preclinical or clinical development, study, trial or test with respect to any products or product candidates that is not a product or product candidate of the Company as of the date of the Merger Agreement; or

•	authorize, commit or agree to take any of the foregoing actions.

Filings, Consents and Approvals

Each of the Company, Parent and Purchaser shall use its reasonable best efforts to promptly take, and cause its subsidiaries or affiliates to take, all actions and steps reasonably necessary and advisable to obtain and secure the expiration or termination of any applicable waiting periods under the HSR Act or other applicable Antitrust Laws and obtain any clearance or approval required to be obtained from the U.S. Federal Trade Commission, the U.S. Department of Justice, any state attorney general, any foreign competition authority or any other Governmental Entity in connection with the Transactions; provided, however, that in no event shall the Company be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any Person for any consent or approval required for the consummation of any of the Transactions; provided further that, notwithstanding anything to the contrary contained in the Merger Agreement, neither Parent nor Purchaser shall be obligated to take any actions that would, individually or in the aggregate, materially impair the anticipated benefits of the Transactions, taken as a whole, to the Parent (it being understood that the foregoing shall take into consideration, but not limited to, any potential impairment to the Parent and its subsidiaries if such action would be taken). Without the prior written consent of Parent, no Acquired Company shall take any of the following actions: (i) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise the sale, divestiture, license, hold separate or other disposition of any asset, interest or business; (ii) terminating, relinquishing, modifying, transferring, assigning, restructuring, or waiving existing agreements, collaborations, relationships, ventures, contractual rights, obligations or other arrangements; and (iii) any other behavioral undertakings or commitments whatsoever, including taking any steps or actions requested or required by any Governmental Entity, creating or consenting to create any relationships, ventures, contractual rights, obligations, or other arrangements and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an order or decree or file appropriate applications with any Governmental Entity in connection with any of the foregoing, so as to obtain the termination or expiration of any applicable waiting period under any Law as soon as possible but in any event no later than five (5) business days prior to the End Date, to obtain any required consent or other approval from any Governmental Entity under any Law as soon as possible but in any event no later than five (5) business days prior to the End Date, or to prevent the entry of, or have vacated, lifted, reversed or otherwise overturned, any applicable injunction, judgment or other Order issued under any Law.

Subject to the terms and conditions of the Merger Agreement, each of the Company, Parent and Purchaser will (and their respective affiliates, if applicable will): (i) promptly, but in no event later than five (5) business days after the date of the Merger Agreement, make and effect all filings required to be made or effected by it or otherwise advisable pursuant to the HSR Act or other applicable Antitrust Laws with respect to the Offer and the Merger and (ii) use commercially reasonable efforts to take or cause to be taken and to assist and cooperate with the other parties in doing, all things necessary or advisable to consummate the transactions contemplated by the Merger Agreement.

Without limiting the generality of anything contained in Section 6.3(a) of the Merger Agreement, subject to applicable Law, each of Company, Parent and Purchaser shall use reasonable best efforts to: (i) give the other parties prompt written notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Offer or the Merger or any of the other Transactions; (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Offer or the Merger. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each of Company, Parent and Purchaser hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or Legal Proceeding.

Subject to Section 6.3(a) of the Merger Agreement, in the event that any litigation or other administrative or judicial action or Legal Proceeding is commenced challenging the Offer or the Merger or any of the other Transactions and such litigation, action or Legal Proceeding seeks, or would reasonably be expected to seek, to prevent the consummation of the Offer or the Merger or the other Transactions, Parent and Purchaser shall take any and all action to promptly resolve any such litigation, action or legal proceeding and each of the Company, Parent and Purchaser shall cooperate with each other and use its respective best efforts to contest any such litigation, action or legal proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer or the Merger or the other Transactions.

Neither Parent nor Purchaser shall, nor shall they permit their respective subsidiaries or affiliates to, acquire or agree to acquire any rights, interests, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise) active in the clinical development of any investigational drug involving clinical trial subjects with sickle cell disease, if such acquisition would reasonably be expected to increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws with respect to the Transactions or otherwise not complying with the requirements of Section 6.3 of the Merger Agreement.

Employee Matters

Pursuant to the Merger Agreement, Parent has agreed to as soon as reasonably practicable after the date of the Merger Agreement identify certain Company employees (which may include certain Company executive officers) to assist Parent in the effective transition of the etavopivat program following the Closing (each, a “Transition Employee”) to receive an offer of employment from Parent for a transition period following the Closing (such period, the “Transition Period”). Parent will provide, or cause to be provided, to each employee who continues employment with Parent during the Transition Period, (A) a base salary at least equal to that provided to such Transition Employee as of immediately prior to the Closing, and (B) a bonus payment upon Closing equal to (i) if the Transition Employee is eligible to participate in the Company’s Change in Control Severance Policy (the “CIC Severance Policy”), a pro-rated target annual cash bonus for the pre-Closing period of calendar year 2022, or (ii) if the Transition Employee is subject to an employment agreement providing for severance benefits, the Transition Employee’s full target bonus or a multiple thereof, as outlined in the applicable employment agreement (the bonuses outlined in the foregoing subsections (i) and (ii) the “Closing Bonuses”).

Each Transition Employee who accepts an offer to become employed by Parent will also be eligible to receive an amount equal to (A) the severance that the Transition Employee would have received under the CIC Severance Policy or the Transition Employee’s employment agreement, as applicable, if his or her termination of employment occurred at the Closing minus (B) the Closing Bonus for such Transition Employee (the “Transition Severance Payment”). The Transition Severance Payment will be paid no later than on the earliest to occur of (i) the end of the Transition Period applicable to the Transition Employee and (ii) the date of such Transition Employee’s termination of employment with Parent and its affiliates for any reason other than by Parent or its affiliate for “cause” (including any termination of employment due to voluntary resignation, termination by Parent without “cause,” death or disability), subject to such employee’s execution of a release of claims.

In addition, each Transition Employee who accepts an offer to become employed by Parent will be eligible to receive a retention bonus from Parent or one of its affiliates in such amount as determined by Parent in consultation with the Company, which shall be paid at the end of the Transition Period.

In addition, the Company will (i) provide health and disability insurance benefits to Transition Employees that are substantially comparable in the aggregate to those provided by Parent to similarly situated employees (excluding retiree medical benefits), and (ii) use commercially reasonable efforts (solely to the extent permitted under the applicable Parent welfare benefit plan and/or insurance contract) to waive all limitations as to pre-existing conditions and waiting periods to the same extent that such pre-existing conditions and waiting periods would not have applied or would have been waived under the corresponding Company benefit plan in which such Transition Employee was a participant immediately prior to his or her commencement of participation in such Parent welfare benefit plan. To the extent relevant, service credit will be provided by Parent to Transition Employees for purposes of vesting and eligibility to participate under any benefit plans in which Transition Employees are eligible to participate during the Transition Period to the same extent service credit was provided under the corresponding Company benefit plan.

Each (i) Company employee who is not designated as a Transition Employee and (ii) Transition Employee who does not accept an offer to become employed by Parent will terminate employment at the Closing and will receive his or her full severance under the Company’s CIC Severance Policy or such employee’s employment agreement, as applicable, subject to such employee’s execution of a release of claims.

Directors’ and Officers’ Indemnification and Insurance

Parent has agreed that for six years after the Effective Time, Parent will and will cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance, fiduciary liability insurance and employment practices liability, covering each person currently covered by the Company’s directors’ and officers’ liability insurance, fiduciary liability insurance and employment liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on August 31, 2022; provided that neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% (“Current Premium”) of the amount most recently paid by the Company prior to the date of the Merger Agreement for such insurance, and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Parent shall, and shall cause the Surviving Corporation to, maintain policies of insurance that, in Parent’s and the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company in its discretion, in consultation with Parent, prior to the Effective Time, which policies provide such persons currently covered by such policies with coverage for an aggregate period of six (6) years with respect to claims arising from any acts, errors, omissions, facts or events that occurred on or before the Effective Time (including matters that continue after the Effective Time that are interrelated to claims arising on or before the Effective Time), including in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium; provided further that, the Company shall use reasonable best efforts to obtain such prepaid policy and, to the extent that an estimate of such prepaid policy is not obtained within ten (10) days prior to the Closing Date, Parent shall have the right to seek and negotiate such prepaid policy, which such prepaid policy shall be purchased by the Company if obtained prior to the Closing. If any prepaid policies are obtained prior to the Acceptance Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain all such policies in full force and effect for their full term, and continue to honor the obligations under such policies.

In addition, for six years after the Effective Time, Surviving Corporation has agreed to (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a subsidiary of the Company (each an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any demand, action, suit or other Legal Proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any Subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or any Subsidiary of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the Transactions or relating to the enforcement of Section 6.9 of the Merger Agreement or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date of the Merger Agreement between the Company and any Indemnified Party; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Company Certificate of Incorporation or Company Bylaws as in effect on the date of the Merger Agreement. The Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

Reasonable Best Efforts

Subject to the terms of the Merger Agreement (including the limitations described above in connection with the actions required to be taken by Parent under any Antitrust Laws), the Company, Parent and Purchaser have agreed to use commercially reasonable efforts to obtain all other consents and approvals required from Third Parties in connection with the transactions contemplated by the Merger Agreement and to use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary or advisable under applicable Law to consummate the transactions contemplated by the Merger Agreement; provided, however, that in no event shall the Company be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any Person for any consent or approval required for the consummation of any of the Transactions; provided further that, notwithstanding anything to the contrary contained in the Merger Agreement, neither Parent nor Purchaser shall be obligated to take any actions that would, individually or in the aggregate, materially impair the anticipated benefits of the transactions contemplated by the Merger Agreement, taken as a whole, to the Parent (it being understood that the foregoing shall take into consideration, but not limited to, any potential impairment to the Parent and its Subsidiaries if such action would be taken).

Transaction Litigation

The Company will promptly notify Parent in writing of, and will give Parent the opportunity to participate in the defense and settlement of, any claim, demand or Legal Proceeding (including any class action or derivative litigation) asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Merger Agreement, the Offer, the Merger or any of the Transactions (including any such claim or Legal Proceeding based on allegations that the Company’s entry into the Merger Agreement or the terms and conditions of the Merger Agreement or any of the Transactions constituted a breach of the fiduciary duties of any member of the Company Board or any officer of the Company), or alleging or asserting any misrepresentation or omission in the Offer Documents or Schedule 14D-9 or any other related SEC filings by the Company (“Transaction Litigation”). In addition, the Company will keep Parent informed regarding such Transaction Litigation. The Company shall keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith. No Acquired Company will settle or offer, compromise or agree to settle or compromise, or take any other action to settle, compromise or moot, any Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Without otherwise limiting the Indemnified Parties’ (as defined in the Merger Agreement) rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnified Parties to defend any Transaction Litigation.

Section 16 Matters

The Company will take all steps as may be reasonably necessary to cause the transactions contemplated by the Merger Agreement, including any dispositions of Shares (or any Company Compensatory Award) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and to cause such dispositions to be exempt under Rule 16b-3 under the Exchange Act.

Parent’s Obligations

Parent will cause Purchaser to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Purchaser in accordance with the terms of the Merger Agreement, the Offer, the Merger, and the other Transactions. As a material inducement to the Company’s willingness to enter into the Merger Agreement and perform its obligations under the Merger Agreement, Parent unconditionally guarantees full performance and payment by Purchaser of each of the covenants, obligations and undertakings required to be performed by Purchaser under the Merger Agreement and the Transactions, subject to all terms, conditions and limitations contained in the Merger Agreement. Parent represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Purchaser shall also be deemed to be a breach or default of Parent, and the Company shall have the right to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Purchaser in the first instance.

Stock Exchange Delisting and Deregistration

Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

No Solicitation.

The Company will not, and will cause its subsidiaries not to, and will not authorize its and its and its subsidiaries’ representatives not to, directly or indirectly:

(i)

solicit, initiate, or knowingly encourage the submission or announcement of any Acquisition Proposal (as defined in the Merger Agreement) or Acquisition Inquiry (as defined in the Merger Agreement) (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL);

(ii)	furnish any non-public information regarding the Company to any person for the purpose of encouraging, or in response to, an Acquisition Proposal or Acquisition Inquiry;

(iii)	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

(iv)	waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract; or

(v)	enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or Acquisition Inquiry.

Notwithstanding anything to the contrary contained in the Merger Agreement, the Company and its representatives may engage in any such discussions or negotiations and provide any such information in response to an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of Section 6.2 of the Merger Agreement) if:

(A) prior to providing any non-public information regarding the Company to any Third Party in response to an Acquisition Proposal, the Company receives from such Third Party (or there is then in effect with such party) an Acceptable Confidentiality Agreement; provided that to or concurrent with providing any non-public information to such Third Party, the Company shall make such non-public information available to Parent (to the extent such non-public information has not been previously made available by the Company to Parent or Parent’s representatives) and

(B) the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal.

Except to the extent that the Company is prohibited from giving Parent such notice by any confidentiality agreement in effect as of the date of the Merger Agreement, if the Company receives an Acquisition Proposal after the date of the Merger Agreement, then the Company shall promptly (and in no event later than twenty-four (24) hours after receipt of such Acquisition Proposal) notify Parent in writing of such Acquisition Proposal (including the material terms and conditions thereof), and shall keep Parent reasonably informed of any material change to the terms of such Acquisition Proposal (and in no event later than twenty-four (24) hours after such material change to the terms of such Acquisition Proposal).

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality and non-use terms not materially less restrictive to the counterparty thereto than the terms of the Confidentiality Agreement (it being agreed that such confidentiality agreement need not prohibit the making of an Acquisition Proposal or otherwise contain any standstill or similar provision) and does not prohibit any Acquired Company from providing any information to Parent in accordance with Section 6.2 of the Merger Agreement.

“Acquisition Proposal” means any proposal or offer relating to (i) the acquisition of twenty percent (20%) or more of the Company Common Stock by any Third Party, (ii) any merger, consolidation, business combination, reorganization, sale of assets, recapitalization, liquidation, dissolution or other similar transaction that would result in any Third Party acquiring assets (including capital stock of or interest in any Subsidiary of the Company) representing, directly or indirectly, twenty percent (20%) or more of the assets of the Acquired Companies, taken as a whole, or to which 20% of the Company’s revenues or earnings are attributable, (iii) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning twenty percent (20%) or more of the outstanding shares of Company Common Stock (or instruments convertible into or exchangeable for twenty percent (20%) or more of such outstanding shares), (iv) any merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company that, if consummated, would result in the stockholders of the Company immediately preceding such transaction holding, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than eighty percent (80%) of the voting power of the surviving or resulting entity, or (v) any combination of the foregoing.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all of the references to “20%” and “80%” included in the definition of Acquisition Proposal being replaced with references to “50%”) that the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, and taking into consideration, among other things, any legal, financial, regulatory, certainty of closing and other aspects of such Acquisition Proposal and the Merger Agreement that the Company Board deems relevant (in each case taking into account any revisions to the Merger Agreement made in writing by Parent prior to the time of determination pursuant to Section 2.3(d) of the Merger Agreement), would result in a transaction more favorable to the holders of Company Common Stock than the transactions provided for in the Merger Agreement.

Nothing in the Merger Agreement will prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or from issuing a customary “stop, look and listen” statement pending disclosure of its position thereunder (or any substantially similar communication); provided that any such disclosure does not contain a Change in Recommendation; or (ii) communicating with any Person (or the representatives of such Person) that makes any Acquisition Proposal or Acquisition Inquiry to the extent necessary to direct such Person to the provisions of Section 6.2 of the Merger Agreement and/or to clarify and understand the terms and conditions of an Acquisition Proposal made by such Person.

Change in Recommendation

As described above, and subject to the provisions described below, the Company Board has determined to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” The Company Board also agreed to include the Company Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the Company Board nor any committee thereof may:

(i)	withdraw, modify, amend or qualify, in a manner adverse to Parent and Purchaser, the Company Board Recommendation; or

(ii)	approve, adopt or recommend or declare advisable any Acquisition Proposal (any action described in clause (i) or clause (ii) being referred to as a “Change in Recommendation”); and

(iii)	cause the Company to enter into any contract (other than an Acceptable Confidentiality Agreement) contemplating an Acquisition Proposal (any such contract, an “Alternative Acquisition Agreement”).

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the Acceptance Time, the Company Board may make a Change in Recommendation in response to an Acquisition Proposal and/or cause the Company to enter into an Alternative Acquisition Agreement concerning an Acquisition Proposal that the Company Board determines, in good faith, constitutes a Superior Proposal with respect to such Superior Offer. However, such action may only be taken if (and only if):

(i)	the Acquisition Proposal did not result from a material breach of Section 6.2(a) of the Merger Agreement;

(ii)

the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that such Acquisition Proposal would constitute a Superior Proposal and that in light of such Acquisition Proposal, a failure to make a Change in Recommendation and/or to cause the Company to enter into such Alternative Acquisition Agreement would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable law;

(iii)

the Company will deliver to Parent a written notice (the “Superior Proposal Notice”) stating that the Company Board intends to take such action (and in the event the Company Board contemplates causing the Company to enter into an Alternative Acquisition Agreement, include a summary of the material terms and conditions of such Alternative Acquisition Agreement);

(iv)

During the five (5) Business Day period commencing on the date of Parent’s receipt of such Superior Proposal Notice, the Company will make its representatives reasonably available for the purpose of engaging in negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of the Merger Agreement or the Offer or a possible alternative transaction so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal;

(v)

After the expiration of negotiation period described in clause (iv) above, the Company Board (or a committee thereof) shall have determined in good faith, after taking into account any amendments or adjustments to the Merger Agreement and the Offer or an alternative transaction that Parent and Purchaser have irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (iv) above, that (1) after consultation with the Company’s outside legal counsel and financial advisor, such Acquisition Proposal constitutes a Superior Proposal, and (2) after consultation with the Company’s outside legal counsel, the failure to make a Change in Recommendation and/or enter into such Alternative Acquisition Agreement would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law; and

(vi)

If the Company enters into an Alternative Acquisition Agreement concerning such Superior Proposal, the Company terminates the Merger Agreement in accordance with the procedures set forth in the Merger Agreement.

These requirements above also apply to any material amendment to any Acquisition Proposal and require an additional Superior Proposal Notice, except that the references above to five business days will be deemed to be three business days.

The issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) will not be considered a Change in Recommendation and will not require the Company to give a Superior Proposal Notice or comply with the foregoing provisions.

Other than in connection with an Acquisition Proposal, the Company Board may make a Change in Recommendation in response to any Effect affecting the Company that does not relate to any Acquisition Proposal and was not known or reasonably foreseeable by the Company Board prior to the date of the Merger Agreement (or if known, the consequences of which were not known or reasonably foreseeable) (any such Effect unrelated to an Acquisition Proposal being referred to as an “Intervening Event”) if:

(i)

the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that a failure to effect a Change in Recommendation would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable law;

(ii)	the Company will have given Parent an Intervening Event Notice at least five (5) business days prior to making any such Change in Recommendation;

(iii)

during the abovementioned five (5) business day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend or adjust the Merger Agreement or the Offer or enter into an alternative transaction; and

(iv)

at the end of such five (5) Business Day period, the Company Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel and after taking into account any amendments or adjustments to the Merger Agreement and the Offer that Parent and Purchaser have irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (iii) above, that, in light of such Intervening Event, a failure to effect a Change in Recommendation would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law.

Termination

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned as follows:

(i)	at any time prior to the Acceptance Time, by mutual written agreement of Parent and the Company;

(ii)

by either Parent or the Company, upon written notice to the other party, at any time after February 28, 2023, and prior to the Acceptance Time if the Acceptance Time shall not have occurred on or before the End Date; provided that the End Date shall automatically be extended by a period of four months if the Minimum Condition or Governmental Impediment Condition have not been satisfied as of the close of business on the date that is seven (7) Business Days prior to the End Date; provided, further, that the right to terminate the Merger Agreement shall not be available to any party (or any affiliate of such party) whose material breach of any provision of the Merger Agreement has been the proximate cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before the End Date.

(iii)

by either Parent or the Company, upon written notice to the other party, at any time prior to the Acceptance Time if (i) any Law is enacted after the date of the Merger Agreement and remains in effect that makes the acceptance for payment of, or the payment for the Shares tendered pursuant to the Offer or the Merger illegal, or (ii) any Governmental Entity of competent and applicable jurisdiction has issued an Order having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer or the Merger or prohibiting the consummation of the Offer or the Merger, and such Order has become final and non-appealable;

(iv)

by either Parent or the Company, upon written notice to the other party, if the Offer (as it may have been extended) expires as a result of the non-satisfaction of one or more Offer Conditions, or is terminated or withdrawn prior to the Acceptance Time (to the extent permitted under the terms of the Merger Agreement), without Purchaser having accepted for payment any Shares tendered pursuant to the Offer; provided, however, that a party shall not be permitted to terminate the Merger Agreement if the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer results from the failure of such party (or any Affiliate of such party) to perform any covenant or agreement required to be performed by such party (or any Affiliate of such party) at or prior to the Acceptance Time;

(v)

by Parent, upon written notice to the Company, at any time prior to the Acceptance Time if the Company Board shall have effected a Change in Recommendation (provided that, any written notice, including pursuant to Section 2.3(d) of the Merger Agreement, of the Company’s intention to make a Change in Recommendation in advance of making a Change in Recommendation shall not result in Parent having any termination rights unless such written notice otherwise constitutes a Change in Recommendation);

(vi)

by Parent, upon written notice to the Company, at any time prior to the Acceptance Time if (i) the Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer;

(vii)

by the Company, upon written notice to Parent, prior to the Acceptance Time in connection with the Company Board making a Change in Recommendation in response to a Superior Proposal in order to enter into an Alternative Acquisition Agreement, if the Company and the Company Board shall have complied in all material respects with the notice, negotiation and other requirements set forth in Section 2.3(d) of the Merger Agreement with respect to such Superior Proposal; provided, however, no Acquired Company shall be in Willful and Material Breach of Section 6.2 of the Merger Agreement in relation to such Superior Proposal;

(viii)

by Parent, upon written notice to the Company, at any time prior to the Acceptance Time, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement on the part of any Acquired Company will have occurred that would cause a failure of any of the conditions set forth in clauses 2(c), 2(d) and 2(e) of Annex I to the Merger Agreement; provided, however, that, if such a breach is curable by the Company within thirty (30) days of the date Parent gives the Company notice of such breach and the Company is continuing to use commercially reasonable efforts to cure such breach, then Parent may not terminate the Merger Agreement under this section on account of such breach unless such breach shall remain uncured upon the expiration of such thirty (30) day period; provided further, however, that Parent shall not be entitled to terminate the Merger Agreement pursuant to this section if either Parent or Purchaser is then in breach of its obligations under the Merger Agreement such that the Company would be entitled to terminate the Merger Agreement pursuant to the Merger Agreement;

(ix)

by the Company, upon written notice to Parent, at any time prior to the Acceptance Time, if a breach in any material respect of any representation or warranty or failure to perform in any material respect any covenant or obligation contained in the Merger Agreement on the part of Parent or Purchaser will have occurred, in each case if such breach or failure prevents or would reasonably be expected to prevent Parent or Purchaser from consummating the Offer, the Merger or any other Transactions; provided, however, that, for purposes of this section, if such a breach is curable by Parent within thirty (30) days of the date the Company gives Parent written notice of such breach and Parent is continuing to use its commercially reasonable efforts to cure such breach, then the Company may not terminate the Merger Agreement under this section on account of such breach unless such breach shall remain uncured upon the expiration of such thirty (30) day period; provided further, however, that the Company shall not be entitled to terminate the Merger Agreement pursuant to this section if the Company is then in breach of its obligations under the Merger Agreement such that Parent would be entitled to terminate the Merger Agreement pursuant to the Merger Agreement

(x)

by the Company, upon written notice to Parent, if Purchaser fails to commence the Offer in accordance with Section 2.1 of the Merger Agreement on or prior to the tenth (10th) Business Day following the date of the Merger Agreement or if Purchaser fails to consummate the Offer when required to do so in accordance with the terms of the Merger Agreement; provided, however, that the right to terminate the Merger Agreement pursuant to this section shall not be available to the Company if the Company is in breach of any provision of the Merger Agreement that has been the proximate cause of, or resulted in, Purchaser’s failure to commence or consummate the Offer in accordance with the terms of the Merger Agreement; or

(xi)	by Parent at any time prior to the Acceptance Time, if any Acquired Company knowingly and intentionally breaches any of its obligations pursuant to non-solicitation provisions in any material respect.

Effect of Termination

If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will be of no further force or effect without liability of any party (or any representative of such party) to each other party hereto; provided, however, that: (a) certain specified provisions of the Merger Agreement will survive, including those described in “—Company Termination Fee” below; and (b) the termination of the Merger Agreement shall not relieve any party from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include, to the extent proven, the benefit of the bargain lost by such party or such party’s equity holders (taking into consideration relevant matters, including the aggregate amount of the Offer Price, the Merger Consideration, consideration in respect of Company Compensatory Awards, other combination opportunities and the time value of money), which shall be deemed to be damages of such party) arising out of its willful and material Breach of any provision of the Merger Agreement or any other agreement delivered in connection herewith or any fraud, subject only, with respect to any such liabilities of the Company, to Section 8.3(b) and Section 8.3(c) of the Merger Agreement. Without limiting the generality of the preceding sentence, Parent and Purchaser have agreed that any failure of Parent or Purchaser to satisfy its obligation to accept for payment or pay for the Shares in accordance with the terms of the Merger Agreement following satisfaction of the Offer Conditions, any failure of Parent or the Company to cause the certificate of merger to be effected in accordance with Section 3.3 following satisfaction of the condition set forth in Article 7, and any failure of Parent or the Surviving Corporation to satisfy its payment obligations under the Merger Agreement following the Effective Time will be deemed to constitute a Willful and Material Breach of a covenant of the Merger Agreement. In addition, the parties’ rights and remedies under the Confidentiality Agreement shall not be affected by a termination of the Merger Agreement.

Company Termination Fee

The Company has agreed to pay (or cause to be paid to) Parent a termination fee of $34.5 million in cash (the “Termination Fee”) if:

(i)

the Merger Agreement is terminated by Parent or the Company, upon written notice to the other party, at any time after February 28, 2023, and prior to the Acceptance Time if the Acceptance Time shall not have occurred on or before the End Date; provided that the End Date shall automatically be extended by a period of four months if the Minimum Condition or Governmental Impediment Condition have not been satisfied as of the close of business on the date that is seven (7) Business Days prior to the End Date; provided, further, that the right to terminate the Merger Agreement shall not be available to any party (or any Affiliate of such party) whose material breach of any provision of the Merger Agreement has been the proximate cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before the End Date;

(ii)

the Merger Agreement is terminated by Parent or the Company, upon written notice to the other party, if the Offer (as it may have been extended) expires as a result of the non-satisfaction of one or more Offer Conditions, or is terminated or withdrawn prior to the Acceptance Time (to the extent permitted under the terms of the Merger Agreement), without Purchaser having accepted for payment any Shares tendered pursuant to the Offer; provided, however, that a party shall not be permitted to terminate the Merger Agreement if the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer results from the failure of such party (or any affiliate of such party) to perform any covenant or agreement required to be performed by such party (or any affiliate of such party) at or prior to the Acceptance Time;

(iii)

the Merger Agreement is terminated by Parent, upon written notice to the Company, at any time prior to the Acceptance Time, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement on the part of any Acquired Company will have occurred that would cause a failure of any of the conditions set forth in clauses 2(c), 2(d) and 2(e) of Annex I to the Merger Agreement; provided, however, that, if such a breach is curable by the Company within thirty (30) days of the date Parent gives the Company notice of such breach and the

Company is continuing to use commercially reasonable efforts to cure such breach, then Parent may not terminate the Merger Agreement under this section on account of such breach unless such breach shall remain uncured upon the expiration of such thirty (30) day period; provided further, however, that Parent shall not be entitled to terminate the Merger Agreement pursuant to this section if either Parent or Purchaser is then in breach of its obligations under the Merger Agreement such that the Company would be entitled to terminate the Merger Agreement pursuant to the Merger Agreement;

(iv)

the Merger Agreement is terminated by Parent at any time prior to the Acceptance Time, if any Acquired Company knowingly and intentionally breaches any of its obligations pursuant to non-solicitation provisions in any material respect.

(v)

following the date of the Merger Agreement and prior to the time of the termination of the Merger Agreement, a bona fide Acquisition Proposal shall have been publicly announced (and such Acquisition Proposal shall not have been withdrawn prior to the time of the termination of the Merger Agreement)

(vi)

the Company, within twelve (12) months after the termination of the Merger Agreement, enters into a definitive agreement with respect to or recommends to its stockholders an Acquisition Proposal, which Acquisition Proposal is subsequently consummated (whether during or following such twelve-month period) (with all references to “20%” and “80%” in the definition of Acquisition Proposal being treated as “50%” for purposes of this sentence); or

(vii)

the Merger Agreement is terminated by the Company upon written notice to Parent, prior to the Acceptance Time in connection with the Company Board making a Change in Recommendation in response to a Superior Proposal in order to enter into an Alternative Acquisition Agreement, if the Company and the Company Board shall have complied in all material respects with the notice, negotiation and other requirements set forth in Section 2.3(d) of the Merger Agreement with respect to such Superior Proposal.

In the event of any termination described above, the receipt of the termination fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser or any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and the Company shall have no further liability, whether pursuant to a claim in law or in equity, to Parent, Purchaser or any of their respective Affiliates or any other Person, and none of Parent, Purchaser or any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Subsidiaries or Affiliates for damages or any equitable relief arising out of or in connection with the Merger Agreement, any of the Transactions, or any matters forming the basis for such termination.

In the event that the Company fails to pay the Termination Fee when due, Parent shall be entitled to receive interest on such unpaid Termination Fee, commencing on the date that the Termination Fee became due, at a rate equal to the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

Specific Performance

The parties have agreed that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the Delaware courts, in addition to any other remedy to which they are entitled under the Merger Agreement.

Expenses

Except as otherwise provided in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other Transactions will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

Transfer Taxes

The Company will bear any transfer, documentary, sales, use, stamp, registration, value added and other similar taxes and fees (including any penalties and interest) incurred in connection with the Offer, the Merger, or the other Transactions pursuant to the Merger subject to certain exceptions. Specifically, if the payment of the Offer Price or Merger Consideration is to be made to a person who is not the person in whose name the shares of Company Common Stock are registered on the stock transfer books of the Company, the Person requesting such payment shall have paid all Transfer Taxes required by reason of the payment of the Offer Price or Merger Consideration to a person other than the registered holder of the shares of Company Common Stock tendered or surrendered.

Offer Conditions

The Offer Conditions are described in Section 13—“Conditions to the Offer.”

Confidentiality Agreements

Novo Nordisk Health Care AG (“Novo Health Care”) and the Company entered into a confidentiality agreement, dated June 27, 2022 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Novo Health Care and the Company agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information the Company may make available to Novo Health Care will not be disclosed or used for any purpose other than the evaluation, negotiation and completion of the possible negotiated transaction involving Parent and the Company. The Confidentiality Agreement includes a standstill provision for the benefit of the Company.

Previously, Novo Health Care and the Company entered into a Mutual Confidentiality Agreement, effective January 18, 2022, for the purpose of evaluating a potential business relationship between Novo Health Care and the Company related to Etavopivat (collectively, the “Prior Confidentiality Agreement”). The Prior Confidentiality Agreement does not contain any standstill provision.

This summary of the Confidentiality Agreement and the Prior Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference, and by reference to the Prior Confidentiality Agreement, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

Tender and Support Agreement

In connection with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement (as it may be amended from time to time, the “Support Agreement”), dated as of August 31, 2022, with RA Capital Healthcare Fund, L.P., RA Capital Nexus Fund, L.P. and Dr. Peter Kolchinsky (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together own approximately 19% of the outstanding Shares as of August 31, 2022.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Shares (other than Company Options, Company RSUs or Company Stock Awards that are not exercised or settled during the term of the Support Agreement) owned by such Supporting

Stockholder. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreement is in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by or in connection with the Merger Agreement and the Support Agreement;

•	in favor of any other matters necessary or presented or proposed for the transactions to be timely consummated;

•

against any action, agreement or transaction that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation of the Company contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or (b) result in any of the Offer Conditions or conditions to the Merger set forth in the Merger Agreement not being satisfied on or before the End Date;

•

against any change in the membership of the Company Board (unless such proposed change in the Company Board was proposed by the Company Board and is not in connection with or in support of any actual or potential acquisition proposal); and

•

against any acquisition proposal and against any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement and the Support Agreement.

Each Supporting Stockholder also granted Parent an irrevocable proxy with respect to the foregoing, subject to the terms and conditions of the Support Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed not to take any action that would violate the non-solicitation provisions of the Merger Agreement if such action were taken by the Company, each subject to customary exceptions.

The Support Agreement will terminate with respect to a Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any material modification or amendment to the Merger Agreement or if the Offer is effected without Stockholder’s written consent that decreases the amount, or changes the form, of consideration payable to such Stockholder pursuant to the terms of the Merger Agreement and (d) mutual written consent of Parent and such Supporting Stockholder.

This summary of the Tender and Support Agreement is only a summary and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (d)(4) of the Schedule TO and is incorporated herein by reference.

12.	Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to consummate the Merger (including payments for Company Options, Company RSUs, Company Restricted Stock Awards and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $1.06 billion. Parent will provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer, to provide funding for the Merger and to make payments for outstanding Company Options, outstanding Company Restricted Stock Awards and any outstanding Company RSUs pursuant to the Merger Agreement.

Parent has sufficient funds to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the transactions contemplated by the Merger Agreement.

13.	Conditions of the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (d) below. Accordingly, notwithstanding any other terms or provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be obligated to irrevocably accept for payment, or, subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to purchase or return the tendered Shares promptly after termination or withdrawal of the Offer), purchase any Shares validly tendered (and not validly withdrawn prior to the Expiration Date) pursuant to the Offer (and not theretofore accepted for payment or paid for), if (A) the Minimum Condition, the Termination Condition, the HSR Condition and Governmental Impediment Condition shall not be satisfied at the time of the expiration of the Offer on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a)

(i) the representations and warranties of the Company set forth in Section 4.3(a) (Capitalization) of the Merger Agreement shall be accurate except for any de minimis inaccuracies as of the date of the Merger Agreement and at and as of the Expiration Date as though made on and as of such date and time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of the Company set forth in Section 4.1(a)(i) (Organization and Good Standing; Subsidiaries) and Section 4.18 (Authority; Binding Nature of Agreement) of the Merger Agreement shall be true and correct (disregarding for this purpose all “Company Material Adverse Effect,” “materiality” or similar qualifications contained in such representations and warranties) in all material respects as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct in all material respects as of such earlier date);

(iii) the representations and warranties of the Company set forth in Article 4 of the Merger Agreement (other than the representations and warranties set forth in Section 4.1(a)(i) (Organization and Good Standing; Subsidiaries), Section 4.3(a) (Capitalization) and Section 4.18 (Authority; Binding Nature of Agreement)) of the Merger Agreement shall be true and correct (disregarding for this purpose all “Company Material Adverse Effect,” “materiality” or similar qualifications contained in such representations and warranties) as of the date of the Merger Agreement and as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date); provided, however, that notwithstanding anything in the Merger Agreement to the contrary, the aforementioned condition shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct if the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, shall not have resulted in and would not reasonably be expected to have a Company Material Adverse Effect that is continuing as of the Expiration Date;

(b) the Company shall have performed or complied in all material respects with the obligations or covenants required to be performed by it under the Merger Agreement and such failure to perform or comply shall not have been cured prior to the Expiration Date;

(c) the Company shall have delivered to Parent, dated as of the Expiration Date, a certificate signed on behalf of the Company to the effect that the conditions set forth in paragraphs (a), (b) and (c) have been satisfied as of immediately prior to the Expiration Date; or

(d) since the date of the Merger Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition and the Termination Condition) may be waived to the extent permitted by law by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer (except for conditions relating to government regulatory approvals).

14.	Dividends and Distributions.

The Merger Agreement provides that the Company will not, between the date of the Merger Agreement and the Effective Time, (A) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of any Acquired Company, other than (x) cash dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent and (y) distributions resulting from the vesting or exercise of Company Compensatory Awards in accordance with their terms, (B) split, combine, subdivide or reclassify any capital stock of the Acquired Companies, or (C) purchase, redeem or otherwise acquire any Company securities, except for the net settlement of Company Compensatory Awards or acquisitions of shares of Company Common Stock by the Company, in each case, in satisfaction by holders of Company Compensatory Awards of the applicable exercise price or withholding taxes, and in accordance with the terms of the Company ESPP and the applicable Company Compensatory Award. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Conduct of Business Pending the Merger.”

15.	Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Purchaser’s review of publicly available filings by the Company with the SEC and other information regarding the Company, Parent and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any governmental body or administrative or regulatory agency that would be required for Parent’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s or Parent’s business or that certain parts of the Company’s or Parent’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Filings, Consents and Approvals”, Section 11—“Purpose of the Offer and Plans for the Company;

Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Reasonable Best Efforts” and Section 13 —“Conditions of the Offer.”

Antitrust. Under the HSR Act, and the rules and regulations promulgated thereunder by the FTC, certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties filed such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 12, 2022. Under the HSR Act, the required waiting period will expire at 11:59 p.m., New York City time on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s consent. It is also possible that Parent and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, the Company’s failure to comply with its own Second Request in a timely manner would not change the waiting period with respect to the purchase of Shares in the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality of transactions under the U.S. antitrust laws, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as they deem necessary. Private parties also may bring legal actions under the antitrust laws under certain circumstances. See Section 13—“Conditions of the Offer.”

Parent also conducts business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, Parent and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States, and approval of any non-U.S. antitrust authority is not a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer (and the Merger)

would not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13—“Conditions of the Offer.”

Stockholder Vote Not Required. the Company has represented in the Merger Agreement that it has the corporate power and authority to execute and deliver and to perform its obligations under the Merger Agreement and to consummate the Transactions and that the Merger Agreement has been duly executed and delivered by the Company. Section 251(h) of the DGCL provides that a stockholder vote is not required to authorize a merger if certain requirements are met, including that (i) the acquiring company consummates an offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and the Company will take all necessary and appropriate action to effect the Merger as promptly as practicable without a vote of stockholders of the Company in accordance with Section 251(h) of the DGCL. See Section 11 —“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, the Company has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Company has represented to us in the Merger Agreement that it has taken all actions necessary or appropriate to exempt the execution, delivery, and performance of the Merger Agreement and the Offer, the Merger, and the other transactions contemplated by the Merger Agreement from Section 203 of the DGCL and any other “moratorium,” “control share acquisition,” “fair price,” “super majority,” “affiliate transactions,” or “business combination” or other similar state anti-takeover laws and regulations. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, Merger, or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. This summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THE SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY HOLDER OF SHARES WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX II CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, the stockholder must (i) prior to the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to the Company at 300 North Beacon Street, Suite 501, Watertown, Massachusetts 02472, Attention: General Counsel, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;, (ii) not tender his, her or its Shares in the Offer, (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time and (iv) comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL, a copy of which is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The foregoing summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders exercise appraisal rights under Section 262 of the DGCL.

If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Legal Proceedings Relating to the Tender Offer. None.

16.	Fees and Expenses.

Parent has retained the Depositary and the Information Agent in connection with the Offer. The Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Parent and Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning the Company” under “Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of the Company’s stockholders. Any solicitation of proxies which Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be an agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Novo Nordisk A/S

NNUS New Dev, Inc.

September 15, 2022

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF PURCHASER AND PARENT.

1.	Directors and Executive Officers of Purchaser.

The following table sets forth information about the directors and executive officers of Purchaser as of September 13, 2022.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Ulrich Christian Otte Denmark Director and President	Mr. Otte has served as Senior Vice President of Finance and Operations at Novo Nordisk Inc. since September 2020. Prior to joining Novo Nordisk Inc., Mr. Otte was Corporate Vice President of Finance for Novo Nordisk China. Mr. Otte has been employed at Novo Nordisk since 2000.

Tomas Haagen Denmark Director	Mr. Haagen serves as Group General Counsel and Company Secretary of Novo Nordisk. He also serves as Chairman of the boards of Danske Bestyrelsesadvokater, Holm Kommunikation A/S and Grosserer Vilhelm Albertsens Fond. From 1998 to 2018, Mr. Haagen served as Partner and Managing Partner of Gorrissen Federspiel.

Steve Benz United States of America Director	Mr. Benz has served as the Corporate Vice President Legal and General Counsel at Novo Nordisk since August 2022. Mr. Benz joined Novo Nordisk in January 2021 and has served as Chief Counsel—Pricing, Market Access, and Government Affairs. Mr. Benz is also involved in working for numerous non-profits, including serving as the Board Chair of the National Coalition for Homeless Veterans.

2.	Directors and Executive Officers of Parent.

The following table sets forth information about the directors and executive officers of Parent as of September 13, 2022.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Lars Fruergaard Jørgensen Denmark President and Chief Executive Officer	Mr. Jørgensen joined Novo Nordisk in 1991 as an economist in Health Care, Economy & Planning and has over the years completed overseas postings in the Netherlands, the U.S. and Japan. In 2004 he was appointed senior vice president for IT & Corporate Development. In January 2013 he was appointed executive vice president and chief information officer assuming responsibility for IT, Quality & Corporate Development. In November 2014 he took over the responsibilities for Corporate People & Organisation and Business Assurance and became chief of staff. Mr. Jørgensen was appointed president and chief executive officer in January 2017. Mr. Jørgensen serves as First Vice-President at the European Federation of Pharmaceutical Industries and Associations.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Monique Carter United Kingdom and Ireland Executive Vice President and Head of People & Organisation	Ms. Carter joined Novo Nordisk in November 2018 as SVP for Global People and Organization and was promoted to executive vice president in August 2019. Prior to joining Novo Nordisk Ms. Carter was Group HR Director and member of the Executive committee at GKN plc, UK. Ms. Carter was at GKN plc from 2014 to 2018. Ms. Carter worked in the chemicals industry from 2005 to 2014 starting with ICI plc, UK (which later became part of Akzo Nobel, the Netherlands). Ms. Carter later moved to Singapore to head up the APAC Regional HR while in the Decorative paints division of ICI plc. In 2010 Ms. Carter became leader of HR for the specialty chemicals businesses of AkzoNobel in the Netherlands after the acquisition of ICI plc by Akzo Nobel. Prior to ICI plc, Ms. Carter held HR positions in a number of international companies.

Maziar Mike Doustdar Austria and Iran Executive Vice President and Head of International Operations	Mr. Doustdar joined Novo Nordisk in 1992 as an office clerk in Vienna, Austria. From 1993 through 2007 he took up various positions in finance, IT, logistics, operations and marketing, within various parts of Novo Nordisk’s emerging markets, first in Vienna and subsequently in Athens and Zurich before he was appointed general manager of Novo Nordisk Near East, based in Turkey, in 2007. In 2010 Mr. Doustdar was promoted to vice president of Business Area Near East and in 2012 he re-located to Malaysia to head the Business Area Oceania South East Asia. In 2013 he was promoted to senior vice president of Novo Nordisk’s International Operations, and in April 2015 Mr. Doustdar was promoted to executive vice president, continuing his responsibility for Novo Nordisk’s International Operations. In September 2016 Mike Doustdar assumed additional geographical responsibility and was promoted to executive vice president for an expanded International Operations, leading all commercial units globally, except for the U.S. and Canada. Mr. Doustdar also serves as a board member of Orion Corporation, and as a member of the personnel and the remuneration committee.

Ludovic Helfgott France Executive Vice President and Head of Rare Disease	Mr. Helfgott joined Novo Nordisk in April 2019 as executive vice president and head of Rare Disease. Mr. Helfgott joined Novo Nordisk from AstraZeneca, UK, where he was global vice president in charge of the company’s Cardiovascular, Metabolism and Renal global franchise, supervising both assets in development and on the market. He joined AstraZeneca in 2005 in an international sales effectiveness role and has since held operational leadership roles with increasing responsibilities in Italy, Spain and at corporate headquarters. Prior to this, Mr. Helfgott was with McKinsey & Company in Paris, Moscow and Brussels from 1998 to 2005. Mr. Helfgott also serves as President of the Council of the Novo Nordisk Haemophilia Foundation.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Karsten Munk Knudsen Denmark Executive Vice President and Chief Financial Officer (CFO)	Mr. Knudsen joined Novo Nordisk in 1999 as a business analyst in NNIT A/S, previously a subsidiary of Novo Nordisk, and has since held finance positions of growing size and complexity throughout the Novo Nordisk value chain. From 2010 to 2014 Mr. Knudsen was corporate vice president for Finance & IT at Novo Nordisk Inc. in the U.S. and in 2014 he was appointed senior vice president of Corporate Finance in Novo Nordisk. In February 2018 Mr. Knudsen was promoted to executive vice president and chief financial officer. In April 2019, Mr. Knudsen assumed further responsibilities as his function was expanded to cover Finance, Legal & Procurement followed by a further expansion in 2022 when he assumed responsibility for Global Solutions. Mr. Knudsen also serves as chair of the board of NNE A/S, and as member of the board and chair of the audit committee, as well as a member of the equity & capital markets committee of Hempel A/S, both in Denmark.

Doug Langa United States of America Executive Vice President and Head of North America Operations	Mr. Langa joined Novo Nordisk in 2011 as senior director of Managed Markets. In 2015 Mr. Langa was promoted to corporate vice president of Market Access in the U.S. and in 2016 he was appointed Senior Vice President of Market Access in the U.S. In this role he was responsible for securing formulary access with key payer customers for Novo Nordisk brands. In March 2017 Mr. Langa was appointed senior vice president, head of North America Operations and president of Novo Nordisk Inc., and in August 2017 Mr. Langa was promoted to executive vice president, continuing his responsibilities as head of North America Operations and president of Novo Nordisk Inc. Mr. Langa represents Novo Nordisk Inc. on the Board of Directors of the trade association PhRMA. Mr. Langa joined Novo Nordisk from GlaxoSmithKline, where he was the Senior Director of Payer Marketing. Prior to GlaxoSmithKline Mr. Langa spent the majority of his career at Johnson and Johnson, where he held various roles of increasing responsibility within Managed Markets, Sales Leadership and Marketing.

Martin Holst Lange Denmark Executive Vice President, Head of Development	Dr. Lange joined Novo Nordisk in 2002, working with growth hormone, GLP-2 and oral anti-diabetics as first operationally and subsequently medically responsible for several projects within Global Development. Dr. Lange worked two years in Novo Nordisk Inc., USA, from 2006-2008 in the Medical Department as Senior Medical Director. In 2008, Dr. Lange moved back to Denmark as Vice President, Medical & Science liraglutide during the submission and approval phase, transferring in 2010 upon US approval of Victoza® to insulin degludec in a similar position. From 2013 to 2017, he served as Corporate Project Vice President for Insulin & Diabetes Outcomes and subsequently Insulin & Devices, being responsible for the development and approval of the Novo Nordisk insulin portfolio. In January 2018, he was appointed

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Senior Vice President for Global Development, assuming the overall clinical development responsibilities of the Novo Nordisk pipeline. In March 2021, Dr. Lange was appointed Executive Vice President Development, Novo Nordisk A/S. From 1997 to 2002, Dr. Lange did clinical work and clinical research of which the latter, three years was at the Department of Endocrinology, National University Hospital, Denmark. Dr. Lange has served on the Board of Directors of Beta Bionics Inc., USA.

Marcus Schindler Germany Executive Vice President for Research & Early Development and Chief Scientific Officer	Dr. Schindler joined Novo Nordisk in January 2018 as Senior Vice President for External Innovation and Strategy. From March 2018 to 2021 he was Senior Vice President for Global Dr.ug Discovery and in March 2021 Dr. Schindler was appointed Executive Vice President Research & Early Development and Chief Scientific Officer. Prior to joining Novo Nordisk Dr. Schindler was Vice President, head of Cardiovascular and Metabolic Diseases innovative Medicines (CVMD iMed) at AstraZeneca, Sweden. From 2009-2012 he was head of Research at (OSI) Prosidion, Oxford, UK. From 2000-2008 he worked in various leadership roles at Boehringer Ingelheim, Germany after having started his career with Glaxo Wellcome/GSK, UK in 1997. Dr. Schindler holds a PhD from the University of Cambridge, UK. Dr. Schindler is an Adjunct Professor of Pharmacology at the University of Gothenburg, Sweden.

Camilla Sylvest Denmark Executive Vice President and Head of Commercial Strategy & Corporate Affairs	Ms. Sylvest joined Novo Nordisk in 1996 as a trainee. From 1997 to 2008 Ms. Sylvest had roles in headquarters and regions within pricing, health economics, marketing and sales effectiveness. In 2003, she was appointed vice president of sales and marketing effectiveness in Region Europe. From 2008 to 2015 Ms. Sylvest headed up affiliates and business areas of growing size and complexity in Europe and Asia and in 2013 she was also appointed corporate vice president. In August 2015 Ms. Sylvest was appointed senior vice president and general manager of Novo Nordisk’s Region China. In this role she was responsible for the company’s activities in China, Taiwan and Hong Kong. In October 2017 Ms. Sylvest was promoted to executive vice president. Ms. Sylvest also serves as member of the board of Danish Crown A/S, and Vice chairman and member of the board of the World Diabetes Foundation, both in Denmark.

Henrik Wulff Denmark Executive Vice President and Head of Product Supply, Quality & IT	Mr. Wulff joined Novo Nordisk in 1998 in the logistic and planning function. From 2001 to 2008 he held different managerial roles within Novo Nordisk’s manufacturing organization, Product Supply, before being appointed senior vice president of Diabetes API in Product Supply, Denmark. In 2012 Mr. Wulff was appointed senior vice president of the worldwide division Diabetes Finished Products. In 2013 he was promoted senior vice president of Product Supply globally. In

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
April 2015 Mr. Wulff was promoted executive vice president and in 2019 his area of responsibility expanded to also cover Global IT and Global Quality. Mr. Wulff is also member of the board and the Remuneration Committee of Ambu A/S, and member of the board of Grundfos Holding A/S, both in Denmark.

Helge Lund Norway Director, Chair of the Board of Directors and Chair of the Nomination Committee	Mr. Lund is the Chair of the Board of Directors and the Chair of the Nomination Committee of Novo Nordisk. He also serves as Chair of the Board of BP p.l.c and Inkerman Holding AS, operating advisor to Clayton, Dublilier & Rice, and as a member of the boards of P/F Tjaldur and Belron SA. In addition, he is a member of the Board of Trustees of the International Crisis Group. From 2015 to 2016, Mr. Lund served as Chief Executive of BG Group plc. From 2004 to 2015, Mr. Lunch served as President and CEO of Equinor ASA. From 2002 to 2004, Mr. Lund was President and CEO of Aker Kvaerner ASA.

Henrik Poulsen Denmark Director and Vice Chair of the Board of Directors	Mr. Poulsen is the Vice Chair of the Board of Directors and a Member of the Audit Committee and the Remuneration Committee of Novo Nordisk. Mr. Poulsen serves as senior advisor to A.P. Møller Holding A/S and chair of Færch A/S. Mr. Poulsen is also chair of the board of Carlsberg A/S. Additionally, Mr. Poulsen is a member of the supervisory board of Bertelsmann SE & Co. KGaA, and a board member of Novo Holdings A/S and Ørsted A/S. From 2012 to 2020, Mr. Poulsen was CEO and President of Ørsted A/S and CEO and President of TDC A/S from 2008 to 2012. From 2007 to 2008, Mr. Poulsen was also an operating executive of Kohlberg Kravis Roberts & Co. From 1999 to 2006, Mr. Poulsen held executive roles with the Lego Group.

Elisabeth Dahl Christensen Denmark Director	Ms. Dahl Christensen is an employee-elected Member of the Board of Directors and a Member of the Remuneration Committee of Novo Nordisk. Ms. Dahl Christensen is also a full-time union representative in Novo Nordisk A/S.

Jeppe Christiansen Denmark Director and Chair of the Remuneration Committee	Mr. Christiansen is the Vice Chair of the Board of Directors and Chair of the Remuneration Committee of Novo Nordisk. He is also CEO of Maj Invest Holding A/S and an Executive Director in two wholly owned subsidiaries of Maj Invest Holding A/S. He also serves as Chair of the board of Haldor Topsøe A/S, JEKC Holding ApS and Emlika Holding ApS, and two wholly owned subsidiaries of Emlika Holding ApS. Additionally, he is a Member of the Boards of Novo Holdings A/S, KIRKBI A/S, BellaBeat Inc., Pluto Naturfonden and Randers Regnskov, and a Member of the Board of Governers of Det Kgl. Vajsenhus. He is also an adjunct professor at Copenhagen Business School. From 2005 to 2009, Mr. Christiansen was CEO of LD Pensions. From 1999 to 2004, Mr. Christiansen served as Executive Director in Danske Bank A/S.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Laurence Debroux France Director and Chair of the Audit Committee	Ms. Debroux is a Member of the Board of Directors, Chair of the Audit Committee, and a Member of Remuneration Committee of Novo Nordisk. Ms. Debroux is also a member of the boards of Exor N.V., Juventus Football Club S.p.A., and HEC Paris Business School. From 2015 to 2021, Ms. Debroux was the Group CFO and Executive Board Member of Heineken N.V. From 2010 to 2015, Ms. Debroux was CFO and Executive Board Member at JCDecaux SA. From 1996 to 2010, Ms. Debroux was the Chief Strategic Officer, CFO, and Deputy CFO at Sanofi Aventis SA.

Andreas Fibig Germany Director	Mr. Fibig is a Member of the Board of Directors and the Research & Development Committee of Novo Nordisk. Mr. Fibig also serves as Chair of the German American Chamber of Commerce and as Executive Committee Member of the World Business Council for Sustainable Development. From 2008 to 2014, Mr. Fibig served as President and Chair of the board of management of Bayer HealthCare Pharmaceuticals. From 2006 to 2008, Mr. Fibig served as Senior Vice President of US Pharmaceutical Operations and president of Latin America, Africa and Middle East at Pfizer Inc.

Sylvie Grégoire Canada and United States of America Director	Ms. Grégoire is a Member of the Board of Directors, member of the Audit Committee, the Nomination Committee and the Research & Development Committee of Novo Nordisk. Ms. Grégoire also serves as Executive Chair of the board of EIP Pharma, Inc., Member of the Board of Perkin Elmer Inc., and Member of the Board of F2G Ltd. From 2007 to 2013, Ms. Grégoire served as Presisdent of Human Genetic Therapies Shire PLC. From 2006 to 2007, Ms. Grégoire was Executive Chair of IDM Pharma Inc. From 2003 to 2004, Ms. Grégoire served as President and CEO of GlycoFi Inc.

Liselotte Hyveled Denmark Director	Ms. Hyveled is an employee-elected Member of the Board of Directors and a Member of the Research & Development Committee. Ms. Hyveled serves as Principal Vice President of Global Strategic Alliances and innovative projects. Ms. Hyveled has been employed at Novo Nordisk since 1992.

Mette Bøjer Jensen Denmark Director	Ms. Jensen is an employee-elected Member of the Board of Directors and a Member of the Nomination Committee of Novo Nordisk. Ms. Jensen is a Wash and Sterilisation Specialist in Product Supply at Novo Nordisk. Ms. Jensen has been employed at Novo Nordisk since 2001.

Kasim Kutay United Kingdom Director	Mr. Kutay is a Member of the Board of Directors and Member of the Nomination Committee and the Research & Development Committee of Novo Nordisk. Mr. Kutay serves as CEO of Novo Holdings A/S, and is a Member of the Boards of Novozymes A/S and Evotec SE. Mr. Kutay is also a Member of the Life Sciences Advisory Board of Gimv NV. From 2009 to 2016, Mr. Kutay served as Managing director and Co-head of Europe

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
and Member of the Global Management Committee of Moelis & Co. From 2007 to 2009, Mr. Kutay was Managing director and head of Financial Solutions Group of SUN Group. Mr. Kutay was a Member of the Board of Governers (2006 to 2011) and a Member of the Investment Committee (2011 to 2016) of the School of Oriental and African Studies. From 2005 to 2016, Mr. Kutay also served as Member of the Board of Trustees of Northwick Park Institute for Medical Research. From 1989 to 2007, Mr. Kutay also held various positions at Morgan Stanley, including Chair of the European Healthcare Group.

Christina Law United States of America Director	Ms. Law is a Member of the Board of Directors and Member of the Audit Committee of Novo Nordisk. Ms. Law is also Group CEO of Raintree Group of Companies and is a member of the boards of INSEAD Business School, Raintree Group Limited, Raintree Investment Pte Ltd. and La Fondation des Champions. Ms. Law was Group President for Asia, Middle East, Africa, and Latin America at General Mills Inc. from 2012 to 2019. From 2004 to 2012, Ms. Law held executive positions at Jonson & Johnson, and from 1992 to 2003, Ms. Law held marketing leadership positions at The Proctor & Gamble Company.

Martin Mackay United States of America Director	Mr. Mackay is a Member of the Board of Directors, Chair of the Research & Development Committee and member of the Remuneration Committee of Novo Nordisk. Mr. Mackay is also co-founder, chair of the Board, CEO and holder of an executive leadership role overseeing all research and non-research functions at Rallybio LLC. Mr. Mackay is also a senior advisor to New Leaf Venture Partners, LLC. Mr. Mackay is a member of the boards of 5:01 Acquisition Corporation, and a member of the board and chair of the Science and Technology Committee of Charles River Laboratories International, Inc. From 2010 to 2013, Mr. Mackay was President of Global Research and Development at AstraZeneca plc. From 1995 to 2010, Mr. Mackay was President and senior vice president within Research and Development, and held other roles at Pfizer, Inc. Mr. Mackay was also a visiting professor at the Department of Pharmacy at King’s College, London from 1998 to 2006, and at the Department of Biomedical Sciences at the University of Lincoln from 1998 to 2014.

Thomas Rantzau Denmark Director	Mr. Rantzau is an employee-elected Member of the Board of Directors (employee representative) and member of the Nomination Committee of Novo Nordisk. He is employed as an Area Specialist in the Product Supply department of Novo Nordisk and has been employed at Novo Nordisk since 2004.

The common business address and telephone number for all the directors and executive officers is as follows:

c/o Novo Nordisk A/S, Novo Allé, DK-2880, Bagsvaerd, Denmark, telephone number: +45 4444-8888

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By First Class, Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	By Express or Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Stockholders may call toll free: (866) 620-2535

Email: FMTX@dfking.com